As filed with the Securities and Exchange Commission on July 5, 2005.

Registration No. 333-___________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BIOLOK INTERNATIONAL INC.

(Name of small business issuer in its charter)

Delaware	3843	65-0317138
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

368 S. Military Trail
Deerfield Beach, Florida 33442
(954) 698-9998

(Address and telephone number of principal executive offices)

368 S. Military Trail, Deerfield Beach, Florida 33442

(Address of principal place of business or intended principal place of business)

Bruce L. Hollander
Chairman of the Board, President and Chief Executive Officer
368 S. Military Trail
Deerfield Beach, Florida 33442
(954) 698-9998

(Name, address and telephone number of agent for service)

Copies to:
Jonathan L. Shepard, Esquire
Siegel, Lipman, Dunay & Shepard, LLP
5355 Town Center Road, Suite 801
Boca Raton, Florida 33486
(561) 368-7700

Approximate date of proposed sale to the public: From time-to-time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

i

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering Price Per	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	Share (2)	Price	Fee

Common Stock, par value $.01 per share	11,088,348	$1.30	$14,414,852	$1,696.63

Common Stock, par value $.01 per share, issuable upon exercise of warrants	500,000(3)	$1.30	$ 650,000	$ 76.51

(1)
Represents the shares of common stock which may be sold by selling stockholders. Pursuant to Rule 416 under the Securities Act, this registration statement also covers such number of additional shares of common stock as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purposes of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act based on the average of the high and low prices of the common stock as reported on the OTC Bulletin Board on June 29, 2005, which was $1.30 per share.

(3)
Represents shares of common stock issuable upon the exercise of currently outstanding warrants. Pursuant to Rule 416 under the Securities Act, this registration statement also covers such number of additional shares of common stock as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

PROSPECTUS

BIOLOK INTERNATIONAL INC.

Up to 11,588,348 Shares
Common Stock, par value $.01 per share

This prospectus relates to the sale by selling stockholders named in this prospectus, or by their donees, transferees or other successors in interest, of up to 11,088,348 shares of our common stock currently outstanding and up to 500,000 shares of our common stock issuable upon the exercise of outstanding warrants. The selling stockholders may sell the common stock being offered by this prospectus from time-to-time (directly or through agents or dealers) on terms to be determined at the time of sale. The prices at which the selling stockholders may sell their shares may be determined by the prevailing market price for the shares or in negotiated transactions.

We will not receive any proceeds in this offering from the sale of the shares of common stock held by the selling stockholders. We may receive proceeds in this offering to the extent that some or all of the options or warrants held by the selling stockholders are exercised for cash.

We have agreed to pay all expenses of the Company and all reasonable expenses of the selling stockholders (excluding selling commissions and expenses of the selling stockholders), in each case incurred in connection with the registration of the shares of common stock covered by this Prospectus.

Our common stock is quoted on the OTC Bulletin Board under the Symbol “BLLI.” On June 29, 2005, the average of the high and low prices of our common stock as reported on the OTC Bulletin Board was $1.30 per share.

Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 5 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIS COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF COMMON STOCK OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June ____, 2005.

TABLE OF CONTENTS

About This Prospectus	1
Summary	2
Risk Factors	5
Forward-Looking Statements	9
Use Of Proceeds	10
Dividend Policy	10
Market For Common Equity And Related Stockholder Matters	11
Management’s Discussion And Analysis Or Plan Of Operation	13
Business	19
Management	25
Executive Compensation	28
Principal Stockholders	30
Selling Stockholders	31
Plan Of Distribution	34
Certain Relationships And Related Transactions	35
Description Of Our Capital Stock	36
Disclosure Of Commission Position On Indemnification For Securities Act Liabilities	37
Legal Matters	38
Experts	38
Where You Can Find More Information	38
Index To Consolidated Financial Information	F-1

ABOUT THIS PROSPECTUS

This prospectus contains service marks, trademarks and trade names of BioLok International Inc.

We obtained statistical data, market data and certain other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. While industry publications usually state that they obtain information from sources they deem reliable, they do not guarantee the accuracy or completeness of the information. While we believe that the statistical data, industry data and forecast and market research are reliable, we have not independently verified the data and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources of our data in this prospectus.

You should rely on the information contained in this prospectus or to which we have referred you in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell the common stock covered by this prospectus. The information in this prospectus may only be accurate as of the date of this prospectus.

SUMMARY

The following summary provides an overview of certain information about our Company and the offering and may not contain all of the information that may be important to you. This summary is qualified in its entirety by, and should be read together with, the information contained in other parts of this prospectus. You should carefully read the entire prospectus before making a decision about whether to invest in our common stock.

The Company

We are engaged in the research, development, manufacture and marketing of dental implants and bio-medical products and biomaterials. We manufacture and distribute the Bio-Lok Precision Dental Implant System, which is a line of dental implants, their prosthetic components, tools, devices, irrigate spade drills, and bone augmentation materials for use around implants. This system constitutes an all-inclusive product line that we manufacture ourselves and which is augmented by a few products which we purchase for resale. The majority of our products maintain patent coverage and incorporate proprietary technology. Our products are marketed domestically directly to the end market and internationally on a country-by-country basis through select distributors or a majority-owned Company distributor. We conduct our research and development activities primarily through our wholly-owned subsidiary, Orthogen Corporation. We manufacture most of our products at our headquarters facilities in Deerfield Beach, Florida.

We were incorporated as a Delaware corporation on October 6, 1987, under the name Colfax, Inc. We were originally organized for the purpose of acquiring companies with long-term growth potential. In 1988 we acquired an operating company, Minimatic, Inc., a Florida corporation organized in 1987 to manufacture dental implant parts and other products as a subcontractor. We changed our name to Minimatic Implant Technology, Inc., in 1988, to American BioDental Corporation in 1995, and to our current name, BioLok International Inc. in August 1996. In 1997, our Minimatic, Inc., subsidiary (then called Minimatic Implant Technology, Inc.) was merged into our Company.

From 1987 to 1991 we developed a dental implant product line while, at the same time, acting as a subcontractor for entities that marketed dental implants, blade implant products, and other dental parts. Commencing in 1991, we changed our corporate focus to the development of our own proprietary product line, specifically the development, improvement, marketing and distribution of a dental implant system, together with related and associated parts. In 1996, we commenced the reorganization of both our Company and our Minimatic subsidiary through separate proceedings under Chapter 11 of the United States Bankruptcy Code. In April 1997 our Minimatic subsidiary was merged into our company. We were discharged from bankruptcy in January 1998. In 1996, the Company broadened its product line by introducing its Silhouette™ hex top tapered implant and expanding its prosthetic line.

Our principal executive offices are located at 368 S. Military Trail, Deerfield Beach, Florida 33442. Our telephone number is (954) 698-9998. Our website is located at www.biolok.com.

Summary Consolidated Financial Information

The summary consolidated financial data set forth below is a summary derived from our consolidated financial statements and notes thereto, and should be read in conjunction with our consolidated financial statements and notes thereto and the information contained under the caption “Management’s Discussion and Analysis of Financial Condition or Results of Operations,” in each case appearing elsewhere in this prospectus.

Statement of Operations Data

	Six Months Ended April 30,		Fiscal Years Ended October 31,
	2005	2004	2004	2003
Revenue	$3,284,364	$2,285,492	$4,949,326	$4,288,013
Net income - continuing operations	(34,190)	106,429	51,537	9,304
Net income	(34,190)	106,429	51,537	9,304
Net income per share - basic:
Continuing operations	.00	.02	.01	.00
Discontinued operations	--	--	--	--
Net income per share - diluted:
Continuing operations	.00	.01	.01	.00
Discontinued operations	--	--	--	--
Weighted average number of common shares
outstanding - basic	9,937,009	7,154,163	7,218,264	6,820,355
Weighted average number of common shares
outstanding - diluted	9,937,009	8,329,843	9,793,191	8,355,355

Balance Sheet Data:

	April 30, 2005	October 31, 2004
Total assets	$8,477,733	$4,798,732
Total liabilities	$2,465,787	$2,794,161
Working capital	$4,594,707	$667,427
Stockholders' equity	$6,011,945	$2,004,571

THE OFFERING

Shares of common stock offered by the Selling Stockholders	11,588,348

Shares of common stock outstanding before this offering	15,289,609

Shares of common stock to be outstanding after this offering	15,789,609*

Use of proceeds
We will not receive any proceeds in this offering from the sale of the shares of common stock held by the selling stockholders. We may receive proceeds in this offering to the extent that some or all of the options or warrants held by the selling stockholders are exercised for cash.

Risk Factors	Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 5 of this prospectus.

OTC Bulletin Board symbol	BLLI
_______________
*
The number of shares of common stock to be outstanding after this offering represents the sum of: (a) 15,289,609 shares of our common stock outstanding as of May 31, 2005 and (b) 500,000 shares of our common stock issuable upon exercise of our warrants outstanding as of May 31, 2005.

RISK FACTORS

Investment in our common stock involves a high degree of risk and should not be made by anyone who cannot afford to lose his entire investment. You should carefully consider the risks set forth in this section, together with the other information contained in this prospectus, before making a decision to invest in our common stock. We believe that the risks and uncertainties described below are all of the material risks that we will face. Our business, operating results and financial condition could be seriously harmed and you could lose your entire investment if any of the following risks were to occur.

Risks Relating to Our Company

Management Risks

The Company will be substantially dependent for the foreseeable future upon the continuation and availability of its principal officers, primarily Bruce Hollander, its President and Chief Executive Officer, and Ingo Kozak, its Chief Financial Officer and Vice President-Finance and Administration. Mr. Hollander has a five year employment contract and Mr. Kozak has a four-year employment contract, renewed annually for terms of five and four years, respectively. Mr. Hollander has a history of health problems which could make him unavailable to the Company or limit his availability. The Company does not have any insurance on Mr. Hollander’s life, nor does it maintain insurance against his disability.

Credit Facility Risks

The Company has a $2,750,000 working capital line of credit with CommerceBank, N.A., which it uses to finance foreign accounts receivable and inventory designed for export, and an additional revolving line of credit with CommerceBank, N.A., in the amount of $250,000 which it uses to finance domestic accounts receivable. These credit facilities are secured by a first lien on all of the Company’s assets. As of April 30, 2005, the balance outstanding on the bank loan was $1,513,289 with cash availability against the line of $914,422. The credit risk has been mitigated by the proceeds of a $3,750,000 private placement of the Company’s common stock completed on March 2, 2005. The Company’s credit facility contains covenants related to the Company’s debt service coverage. As the Company expands or for reasons not presently anticipated, the Company may not be in compliance with such loan covenants, in which event the Company’s lender or lenders will have the right to require the repayment of the Company’s outstanding credit or to foreclose upon the Company’s assets.

Government Regulation

The formulation, manufacturing, packaging and sale of our products are subject to regulation by federal and foreign agencies, including the United States Food and Drug Administration (the “FDA”). Our ability to develop, manufacture, market and sell products is substantially subject to a complex, lengthy and expensive process of research, clinical trials and other measures necessary to gain the acceptance of regulatory authorities. We are unable to predict with certainty whether any of our products will be able to complete clinical trials or, if it does, whether it will be approved for sale or become commercially viable. If we are unable to complete clinical trials for any of our existing or future product candidates, or if the results of these trials are not satisfactory, we may not be able to obtain marketing approval for these products or may obtain approval for applications that are not as broad as we wanted. Any such result could materially harm our business and our ability to generate revenue.

Before obtaining regulatory approval for the sale of our product candidates, they must be subjected to extensive clinical trials that demonstrate their safety and efficacy for humans. Clinical trials of any product candidates which we develop for sale in the United States must comply with numerous federal and state regulations, the principal among which is FDA approval. The FDA has its counterparts in other countries throughout the world. Securing FDA approval requires a submission of extensive pre-clinical and clinical data and supporting information for each therapeutic indication to establish that a product is safe and effective. Requirements by country vary, but in general they adhere to ISO (EU country) requirements. As we begin trials, we may find that a pre-clinical test or a clinical trial fails to produce safety and effectiveness in a way that will be satisfactory to the FDA or a foreign regulatory authority. We may also find that the results of our pre-clinical or clinical trials are subject to different interpretation, some of which may not be beneficial to us. In some instances, we may be forced to terminate a program earlier than we want or to repeat a particular study, any one of which would result in substantial delays and expense to us. The FDA or any foreign regulatory agency could place a hold on an ongoing clinical trial if such regulatory authority finds that there is a significant risk of illness or injury to persons participating in the trial. The FDA may not approve of the processes and facilities that we use in our clinical trials or that our collaborators use in the trials performed for us even if we obtained regulatory approval, any such approval may be limited or may be subject to restrictions or post-approval commitments that make a particular product not commercially viable. We cannot anticipate changes in FDA or foreign regulatory processes or regulations, and any such change could have a material adverse impact upon our development of new products.

Product Liability Claims

Our business is subject to an inherent risk from product liability claims and adverse publicity, particularly because our products are intended for use in the human body. These risks will exist for both products in clinical development and products that have received regulatory approval for commercial sale. To date, we have not experienced any problems associated with claims by users of our products. We carry product liability insurance in an aggregate of $1,000,000 per occurrence. Of course, we may face one or more claims in excess of our insurance coverage. Even if any claim is insured, we will nonetheless be required to spend financial and management resources to defend the claim, which will adversely affect our business.

Capital Resources

The Company’s management believes that the Company has sufficient capital resources to be able to hire sales managers and representatives, to otherwise implement its sales and marketing programs, and to develop and bring to market new products, all of which require material capital resources. However, in the event that the Company requires additional capital to sustain or increase its growth rate, there can be no assurance that the Company will be able to obtain capital on an equity or debt basis or at the time or times, or in the amounts, which may become necessary.

Competition

Many of our competitors have longer operating histories, larger customer bases, longer relationships with clients, and significantly greater marketing, public relations and technical resources than the Company. Based on our total assets and annual revenues, we are significantly smaller than our competitors, almost all of which are larger and are better financed. We may not be able to compete successfully in any market in which we conduct business currently or in the future. Those competitors having greater financial resources than ours are able to engage in more substantial advertising, promotion and other marketing programs, all of which affect their revenues. Further, although there are substantial economic, regulatory and product development barriers to entry into our businesses, we may in the future face competition both domestically and overseas from new, well-financed companies.

Growth Management

In order to successfully implement our business strategies, we will be required to manage our growth. Growth management could substantially strain our management and financial resources. For effective growth, we will need to continually define and implement business strategies, goals and objectives; maintain management controls; and attract, train and retain qualified personnel. If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed.

Protection of Our Intellectual Property

Our ability to compete depends substantially on our ability to protect our trade secrets, patents, trademarks, and other proprietary rights in our products. We rely on a combination of United States and foreign patents, copyrights, trademark and trade secret laws to establish and protect our proprietary rights. If we are unable to protect our intellectual property against unauthorized use by third parties, our competitive position will be adversely affected and our reputation could be damaged.

In the future, competitors may try to copy certain aspects of our products or use other information which we regard as proprietary. We may not be able to prevent misappropriation of our technology or stop others from developing similar technology domestically and overseas. In the event of a misappropriation of our intellectual property, we could be required to spend significant amounts and divert critical managerial resources to defend our rights. In addition, our proprietary or intellectual property and methodologies could decline in value or our rights to them could become unenforceable, either of which could adversely affect the Company.

Third Party Infringement Claims

Our industry is characterized by a large number of patents and, consequently, is subject to allegations of patent infringement. Although we are not aware of any claim made against us for infringement of intellectual property rights, third parties may from time-to-time assert patent, copyright, trademark, and other intellectual property rights to our products and technologies domestically or overseas. A successful infringement claim against us by any third party could subject us to substantial liability for damages and litigation costs, subject as to orders restraining us from using certain intellectual property, require us to license intellectual property from a third party, require us to develop non-infringing alternatives or new intellectual property, and have us indemnify third parties under currently existing agreements or agreements which we may enter into in the future. Even if a claim of infringement is made against us and we are successful in defending such claim, we could incur substantial costs and the diversion of the time and resources of our management.

Risks Relating to the Offering and the Common Stock

Future Sales of Common Stock by Our Stockholders

The number of our shares of common stock eligible for sale could affect our stock price. We are registering a total of 11,588,348 shares of our common stock pursuant to the registration statement of which this prospectus is a part. As of May 31, 2005, the shares covered by the registration statement will constitute approximately 73.73% of the fully diluted shares of common stock of the Company. Although the registration of these shares may not necessarily result in their sale, the sale of a significant number of the shares covered by the registration statement may cause the market price of our common stock to decline.

Our Common Stock Price May be Volatile

The market for our common stock has experienced significant price and volume fluctuations. When we announce positive or negative results of our clinical trials for products which we may try to bring to market in the future, or the results of our application for FDA 510(k) approval of these products, any such announcement could have a material impact on our stock price. These fluctuations are often unrelated to the operating performance of our Company. Any inability to meet the operating or financial expectations of securities analysts or our stockholders could also adversely affect our stock price.

Penny Stock Regulations

The Securities and Exchange Commission has adopted regulations that generally define a “penny stock” to be an equity security having a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, broker-dealers selling our common stock are subject to additional sales practices when they sell such securities to persons other than established clients and “accredited investors.” For transactions covered by these rules, a broker-dealer must first make a customer suitability determination, receive the customer’s consent to the transaction, and deliver risk disclosure documents relating to the penny stock market. Further, the broker-dealer has to disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, that fact has to be disclosed, as well as the broker-dealer’s presumed control over the market for the stock. Last, a customer must receive monthly statements disclosing recent price information for the penny stock held in the account and information on the limited market for penny stocks. Accordingly, the “penny stock” rules may restrict trading in our common stock.

No Anticipation of Dividends

We have not paid any dividends on our common stock since inception. Further, our credit facilities and loan guarantee agreements prohibit dividend payments. Assuming we can contractually pay dividends in the future, the determination of whether to pay dividends will be made by our board of directors and will depend on the earnings, capital requirements, and operating and financial condition of the Company, among other factors. It is not anticipated that we will pay dividends in the fiscal year ending October 31, 2005, or in the foreseeable future.

Concentration of Ownership in Officers, Directors and Principal Stockholders

Our officers, directors and principal stockholders currently beneficially own or control 8,242,744 shares, or 53.9% of our outstanding common stock. As a result, they have the ability to exert substantial influence or absolute control over all matters requiring approval of our stockholders, including the election or removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets, and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of our officers and directors or from our other principal stockholders. For example, our directors could approve a sale or merger of the Company at a time when it might be more beneficial to other stockholders not to sell or merge the Company or to wait for a better offer. In addition, this concentration of share ownership may adversely affect the trading price for our common stock, because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of stockholders.

Limited Trading Market

Our common stock is traded on the OTC Bulletin Board. The OTC Bulletin Board is often highly illiquid, in part because it does not have a national quotation system by which potential investors can follow the market price of shares except through information received and generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of volatility for securities that trade on the OTC Bulletin Board as compared to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available price quotations, the absence of consistent administrative supervision of bid and ask quotations, lower trading volume, and market conditions. Investors in our common stock may experience high fluctuations in the market price and volume of the trading market for our securities. These fluctuations, when they occur, have a negative effect on the market price for our securities. Accordingly, our stockholders may not be able to realize a fair price from their shares when they determine to sell them or may have to hold them for a substantial period of time until the market for our common stock improves.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,”“may,”“estimate,”“continue,”“anticipate,”“intend,”“expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds in this offering from the sale of the shares of common stock held by the selling stockholders. We may receive proceeds in this offering to the extent that holders of warrants elect to exercise such warrants and to pay cash in connection with such exercise for the shares of common stock issuable thereunder. If all such warrants are exercised for cash, the aggregate net proceeds to us from the sale of the shares of common stock issuable upon exercise of such warrants will be approximately $375,000. If applicable, we intend to use such proceeds for general corporate purposes, including working capital and other general and administrative expenses. We have not identified the amounts we plan to spend on each of these areas or the timing of expenditures. Pending specific application of the net proceeds, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Company’s common stock has traded on the NASD OTC Electronic Bulletin Board under the symbol “BLLI” since May 2000. The following table sets forth the quarterly high and low bid prices of the Company’s common stock for the fiscal years ended October 31, 2003 and 2004, and for the quarters ended January 31, 2005, and April 30, 2005, as reported on the OTC Bulletin Board.

	BID PRICES
	HIGH	LOW
Quarter Ended January 31, 2003	$0.45	$0.23
Quarter Ended April 30, 2003	$0.40	$0.17
Quarter Ended July 31, 2003	$0.32	$0.13
Quarter Ended October 31, 2003	$0.23	$0.19
Quarter Ended January 31, 2004	$0.65	$0.16
Quarter Ended April 30, 2004	$1.15	$0.48
Quarter Ended July 31, 2004	$0.97	$0.51
Quarter Ended October 31, 2004	$1.45	$0.45
Quarter Ended January 31, 2005	$1.10	$.60
Quarter Ended April 30, 2005	$1.50	$.66

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The Company understands that eight member firms currently act as market makers for the Company’s common stock.

The Company has only one class of common stock. As of May 31, 2005, there were approximately 1,160 stockholders of record of the Company’s common stock. A number of these shares are held in “street” name and may, therefore, be held by several beneficial owners.

Dividends

The Company paid no dividends during the fiscal year ended October 31, 2004, nor in the six months ended April 30, 2005. The declaration and payment by the Company of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon the Company’s earnings, its capital requirements and its financial condition, as well as other relevant factors.

The Company does not anticipate the payment of any dividends in the near future and is restricted from paying a dividend under its current loan agreement and EximBank US credit insurance guarantee. The Board of Director adheres to a policy of retaining earnings for growth and development.

Equity Compensation Plans

The following table sets forth certain information concerning shares of our common stock issuable and available for issuance under our equity compensation plans not approved by our stockholders, in each case as of May 31, 2005.

Securities authorized for issuance under equity compensation plans are as follows:

	Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Plan category
Equity compensation plans approved by security holders	-0-	$-0-	-0-

Equity compensation plans not approved by security holders	400,000	$-0-	-0-
Total	400,000	$-0-	-0-

(1)	Represents 400,000 shares issuable to an employee and a consultant of the Company’s Orthogen Corporation subsidiary on the Company’s attaining certain performance milestones.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion should be read in conjunction with, and is qualified in its entirety by, historical financial statements and related notes and the financial statements and notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis are set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” set forth elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this prospectus.

Overview

We are a dental implant, bio-medical, and bio-materials company based in Deerfield Beach, Florida. We manufacture and distribute the Bio-Lok Precision Dental Implant System, which is a line of dental implants, prosthetic components, tools, devices, irrigated spade drills, membranes and bone augmentation materials for use around implants. Most of our revenues have historically been generated from international sales, but since 2002 we have aggressively developed marketing programs to expand our domestic sales operation. The Company has grown its domestic sales from 8% to over 35% of total sales over the past three years, and based on management’s continued effort to grow the domestic market, domestic sales over the coming three years are expected to continue to become a larger portion of total sales. Until 1997, BioLok’s primary focus was on the production of dental implants which were similar in technology and design to competing dental implant products. In 1998, we changed our business strategy to focus on the research, development, design, patenting and sale of technologically-advanced implant products. In 2000, we acquired Orthogen Corporation, a New Jersey-based research and development company which developed the laser micro machining technology behind our Laser-Lok® system. In 2004, we received a patent for our Laser-Lok® system, and the system received FDA 510(k) approval in October 2004. We anticipate that we will begin to market this product in the United States and internationally in calendar 2005.

Both our focus on research and development and our plans to increase our share of the domestic dental implant market have required us to spend a substantial amount of capital and management resources, and in all probability will continue to do so in the future. We believe that our business strategy will enable us to increase our share of the domestic and foreign implant markets in 2005.

During the fiscal year ended October 31, 2004, and the six months ended April 30, 2005, the Company expended significant management and financial resources on the clinical trial and FDA approval process of its Laser-Lok® implant system and the clinical trial of its BoneGen™-T/R product. Also during this period, and particularly commencing in the second quarter of fiscal 2005, the Company began to accelerate the implementation of its domestic marketing programs while continuing to grow its international sales. Because of its relationship with its international distributors, the Company’s focus has traditionally been on its international market. As the Company’s operating results improved and as it has increased the amount available under its credit facilities and from private equity financing, the Company has become increasingly capable of implementing its domestic marketing strategy. As a consequence, the Company anticipates spending substantial capital resources on hiring executive-level and other marketing personnel, and substantially increasing its advertising and promotion budget, in fiscal 2005 and succeeding years. The Company also intends to increase its international distribution network by actively soliciting relationships in Japan, China, France, Canada, Germany and other countries. The Company anticipates that it will realize losses through the fiscal year ending October 31, 2006, as a consequence of the costs associated with its market development programs.

Critical Accounting Policies

Our financial position, results of operations and cash flows are impacted by the accounting policies which we have adopted. A summary of our critical accounting policies follows:

Allowance for Doubtful Accounts

The Company regularly monitors and assesses its risk of not collecting amounts owed to it by its customers. This evaluation is based upon an analysis of amounts currently and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts.

Asset Impairment

The Company reviews its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles would be based on the fair value of the asset.

Off Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated affiliates in which we have financial guarantees, subordinated retained interest, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities or any other obligations under variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

Results of Operations for the Fiscal Year Ended October 31, 2004, Compared to the Fiscal Year Ended October 31, 2003

Revenues

In fiscal 2004 sales increased by $661,313, or approximately 15% over the previous year. The increase in net revenues resulted from implementation of the Company’s sales and marketing program, as domestic sales grew by 13% and international sales grew by 16% in fiscal 2004 compared to fiscal 2003.

Gross Profit

Gross profit on net sales decreased from 65% in fiscal 2003 to 64% in 2004 (after adjusting fiscal 2003 research and development expenses). The decrease in gross margins on net sales was due to the Company’s continued sales growth and new market penetration.

Selling Expenses

Cost of sales for fiscal 2004 increased by $84,992, or 7%, from fiscal 2003. The increase in selling expenses is attributable to staff additions, higher sales commissions, and increased sales. Selling expenses are expected to increase as management continues to develop and implement the Company’s domestic market and expand the Company’s presence internationally. The Company anticipates adding to the Company’s sales and marketing staff in fiscal 2005 and that the Company will add distributors in Europe, South and Central America, and Asia.

General and Administrative Expenses

General and administrative expenses increased by $166,134, or 13%, in fiscal 2004 compared to fiscal 2003. The increase in general and administrative expenses resulted from the growth of the Company’s domestic market and expenses related to the development of new products. General and administrative expenses are expected to increase in fiscal 2005 as the Company grows its business and increases its sales.

Research and Development

The Company’s fiscal 2004 research and development expenses increased by $166,294, or 129%, over fiscal 2003. The increase in research and development expenses resulted from the Company’s completion of clinical trials for, and the FDA 510(k) approval of, its Laser-Lok® implant, and from clinical trials of its BoneGen™- T/R formulation.

Income from Operations

Income from operations decreased by $16,615, or 11%, in fiscal 2004 compared to fiscal 2003, as a result of the Company’s hiring domestic sales staff and increasing its research and development expenses. The Company anticipates continuing its hiring program and maintaining or increasing research and development expenses in fiscal 2005.

Other Income and Expense

Interest expense for fiscal 2004 increased to $162,648 compared to $149,745 in fiscal 2003, a 9% increase, as the Company increased its borrowings in fiscal 2004. The Company received proceeds of business interruption insurance in the amount of $75,946 in fiscal 2004 as a consequence of a 2001 machine fire at its manufacturing facility. All insurance claims and benefits related to the 2001 machine fire have been paid.

Net Income

The Company’s net income for fiscal 2004 increased to $51,537 compared to $9,304 in fiscal 2003, largely as a consequence of the Company’s increase in sales.

Results of Operations for the Six Months Ended April 30, 2005, Compared to the Six Months Ended April 30, 2004

Revenues

Net sales (revenues) for the six months ended April 30, 2005, increased by 44% over the comparable prior year period. The increase in sales is attributable to growth of both the domestic and international markets. The domestic market increased by 28% and the international market by 50% over the comparable 2004 period. The growth reflects improved market penetration in all areas generated from an expanded product base and improved sales effort.

Cost of Goods Sold

Cost of goods sold for the six months increased by 65% over the comparable prior year period. The resulting increase is due to increased sales activity in the first six months of 2005. Increased sales resulted in a decrease in cost of goods to net sales of 4.0 basis points. Expense increases incurred were for staff, rent, outside manufacturing processes, material purchases and factory maintenance costs.

Gross Profit

Gross profit for the six month period increased by 36% over the comparable prior year period. The related gross profit percentage increased from 68.0% to 72.0% reflecting a 4% increase in costs of goods sold. The increase in costs is a direct result of increased sales and discounting offered to increase market share.

Selling Expenses

Selling expenses for the six months increased by 46% over the comparable prior year period. The increase is attributable to higher sales staff expenses including commissions incurred, increased travel expenses and marketing costs. We expect continued increases in selling expenses in the future as the Company increases its market presence and its promotional activities.

General and Administrative Expenses

General and administrative expenses increased by 55% over the comparable prior year period. The increased expenses are attributed to continuing operational support of our Company’s market development, increased staff costs, system requirements, professional fees, bad debt expense allowance, royalty expenses incurred due to higher sales realized, and stock expenses incurred for the payment of services to directors, officers, employees and third parties.

Research and Development Expenses

Research and development expenses for the six months ended April 30, 2005, increased by 23% over the comparable 2004 period. The increased costs are attributable to higher costs incurred for ongoing studies for marketing purposes and research for new product development.

Income from Operations

The Company realized an operating loss of $49,099 for the six months ended April 30, 2005, compared to a profit of $103,215 in the comparable 2004 period. The loss was a result of increased costs incurred due to growth and common stock issued for services.

Other Income and Expenses

Other income and expenses increased by $29,343 for the six month period ended April 30, 2005 compared to the comparable 2004 period as a consequence of insurance proceeds realized on involuntary conversion of equipment. Interest expense increased by 23% over the comparable prior year period due to higher debt outstanding. The Company also incurred expenses from the issuance of common stock issued to third parties for services rendered to the Company.

Net Income

The Company realized a net loss of $34,190 for the six months ended April 30, 2005, compared to a gain of $106,429 for the same period in 2004. The reduced results were due to increased marketing costs, charges for common stock issued to directors, officers, employees, clinicians and consultants for services provided. Losses are expected to continue as staff is hired to expand the Company’s market penetration domestically and internationally.

Liquidity and Capital Resources

BioLok has met its consolidated working capital requirements and funded debt repayments primarily from cash provided from operations and revolving lines of credit. Capital requirements for machinery and related expenditures have been funded via leasing arrangements, although the Company will purchase a new CNC machine in 2005 on a loan basis. Going forward, management intends to continue to use the same funding methods in growing the Company, supplemented by the proceeds of the Company’s private placement of common stock completed in March 2005.

During the year ended October 31, 2004, the Company’s liquidity position continued to improve as the Company generated cash flow from operating activities of $242,236 and had net income of $51,537 due to growth in both domestic and international sales. As of the fiscal year end 2004, the Company had $24,133 in cash, $113,887 cash available under its revolving line of credit, $1,103,887 in net accounts receivable and $2,063,962 in inventory consisting of work-in-progress and finished goods. The Company had accounts payable, accrued expenses and other payables in the aggregate of $395,340, revolving loans payable of $1,899,432 and notes and loans payable current of $293,523. At October 31, 2004, the Company had an accumulated deficit of $755,369, positive working capital of $667,427 and positive stockholders’ equity of $2,004,571.

The Company has a $2,750,000 asset-based line of credit from CommerceBank NA to finance foreign accounts receivable and inventory destined for export. The amount available under this line of credit is subject to a monthly borrowing base, as defined in the Company’s loan agreement with its lender. EximBank US guarantees 90% of the loan. The Company also has a $250,000 domestic receivables credit line with CommerceBank, NA. Both loans are secured by a pledge of the Company’s assets. Interest is payable on the international line of credit at prime plus 1%, while the domestic line of credit bears interest at 2% over the prime rate. Interest is payable monthly. The Company pays EximBank $0.80 for each $100 of invoices issued and reported. Principal on both loans is due on demand. Both credit facilities are subject to an annual financial review date of December 31. Unless extended, both credit facilities expire on December 31, 2005.

The Company’s current ratio increased to 3.09 on April 30, 2005, from 1.26 on April 30, 2004, due to receivables outstanding, inventory growth, and the proceeds of a private placement completed in March 2005. At April 30, 2005, the Company’s revolving loan payable decreased by $359,143 due to continued growth and the market development programs initiated by management.

To increase sales, the Company has been actively developing its sales force since 2002. The increase in sales force is substantially responsible for the Company’s improvement in sales of 15% in fiscal 2004 compared to fiscal 2003 and by 48% in fiscal 2003 compared to fiscal 2002. Management plans to continue its efforts to increase sales at a comparable rate in fiscal year 2005.

The Company has experienced substantial expenses due to Sarbanes-Oxley Act (“SOX”) compliance. These costs (which include audit fees, legal fees, and changes in the Company’s board of directors for compliance and corporate governance purposes) have increased the Company’s administrative expenses significantly and, consequently, have imposed a significant economic burden. The Company anticipates that the costs of compliance will increase significantly in the immediate future as the Company becomes subject to additional regulatory controls, including compliance with SOX Section 404 (controls and procedures) and requirements imposed by the Company’s registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Deteriorating global economic conditions may cause prolonged declines in investor confidence in, and accessibility to, capital markets and may make it more difficult for the Company to secure funding. Future financing may not be available on a timely basis, in sufficient amounts, or on terms acceptable to the Company. Future financing in the form of equity transactions may result in dilution of equity. Any additional debt financing may contain additional restrictive covenants that restrict the Company’s business activities.

During the six months ended April 30, 2005, the Company’s realized continued improvement of operating results and key ratios but generated negative cash flow from operating activities of $87,737. At April 30, 2005, the Company had $2,851,307 in cash, primarily from proceeds of the sale of its stock described in the next paragraph. Also at April 30, 2005, the Company had $914,422 in cash available under its revolving line of credit, $1,621,316 in accounts receivable and $2,193,163 in inventory consisting of work-in-progress and finished goods. At April 30, 2005, the Company had accounts payable, accrued expenses and other payables in an aggregate of $363,376, revolving loans payable of $1,540,289 and notes, loans and capital leases payable currently of $562,122. At April 30, 2005, the Company had an accumulated deficit of $789,559, positive working capital of $4,594,707 and positive stockholders’ equity of $6,011,945.

On March 2, 2005, the Company completed a $3,750,000 private offering of 5,000,000 shares of its common stock to institutional and other accredited investors at a price of $.75 per share. The Company intends to use the net offering proceeds of $3,447,000 to pay for additional sales and marketing personnel, for research and development, and for operating expenses. The Company anticipates having adequate capital and liquidity for the next twelve months.

BUSINESS

Overview

We were incorporated as a Delaware corporation on October 6, 1987, under the name Colfax, Inc. We were originally organized for the purpose of acquiring companies with long-term growth potential. In 1988 we acquired an operating company, Minimatic, Inc., a Florida corporation organized in 1987 to manufacture dental implant parts and other products as a subcontractor. We changed our name to Minimatic Implant Technology, Inc., in 1988, to American BioDental Corporation in 1995, and to our current name, BioLok International Inc. in August 1996. In 1997, our Minimatic, Inc., subsidiary (then called Minimatic Implant Technology, Inc.) was merged into our Company.

From 1987 to 1991 we developed a dental implant product line while, at the same time, acted as a subcontractor for entities that marketed dental implants, blade implant products, and other dental parts. Commencing in 1991, we changed our corporate focus to the development of our own proprietary product line, specifically the development, improvement, marketing and distribution of a dental implant system, together with related and associated parts. In 1996, we commenced the reorganization of both our Company and our Minimatic subsidiary through separate proceedings under Chapter 11 of the United States Bankruptcy Code. In April 1997 our Minimatic subsidiary was merged into our company. We were discharged from bankruptcy in January 1998.

In March 2000, we acquired a New Jersey-based corporation, Orthogen Corporation (“Orthogen”), our wholly-owned subsidiary engaged primarily in the research and development of certain bio-material technology.

BioLok is the manufacturer and distributor of the “BioLok Precision Dental Implant System,” an all-inclusive product line augmented by a few products we purchase for resale. Our products are marketed domestically directly to the end market and internationally on a country-by-country basis through selected distributors. BioLok is compliant with good manufacturing practices (“GMP”), submits its products for regulatory approvals required by the FDA, and is ISO 9001:2001, ISO 13485:2001, and Annex II (EU Council Directive 94/42/EEC) certified, which allows us to export and market our products within the European economic community. We hold twenty-five patents and have eight patent applications pending. We have filed trademarks for our dental implant product line names.

Implant Market Environment

The dental implant market dates back many centuries. Originally, some implants were made of materials as diverse as wood and ivory via very crude processes. Today’s implants originated in the early 19th century as pins, posts, and blade implants made of metal. Dentists in the 1930’s implanted subperiosteal (on the bone) hardware that would permanently anchor dentures to the bone. By the late 1940’s implant direction and focus had shifted to endosteal (in the bone) devices. Practitioners who used implants were seen as mavericks. Over the following decades the market for blade type implants grew, but never to any appreciable size. The market languished until the 1970’s, during which time most prosthetics were developed by practitioners for their own use.

By 1977 Dr. Branemark, a Swedish orthopedic surgeon, had developed and brought to market a product line of dental implants composed of titanium. Since that time the marketplace for implants has flourished and has grown continually, been refined and improved considerably, and has captured practitioners due to the ease of placing an implant unit over the blade implant process.

Today there are dozens of fixtures marketed. Some are made of pure titanium or one of its alloys, many are coated with different materials and processes to stimulate bone growth - osseointegration. By 1990 implants had moved to the mainstream of dentistry. Over the last 15 years the placement of implants has grown considerably. Primarily, oral surgeons and periodontists perform the placement of implants, but there is a growing number of general dentists who perform implant procedures. Today, the increase in the number of both specialty practitioners and general dentists placing implants is continuing, due in part to the continued success rate of implants, the aging population, and continued refinements and improvements being made to implant systems.

Implants are beneficial for patients and very profitable to practitioners, so it is understandable that this segment of professional dentistry is becoming one of the fastest growing and wisely publicized. A dentist does not have to be an oral surgeon to put dental implants in patients. In fact, dental implantology is now taught in the last year of dental school. The implant industry is closely linked with the evolution of dentistry towards more sophisticated diagnosis and procedures. During 2004 in excess of $400 million was spent in the U.S. alone on dental and oral care. There are in excess of forty million patients in this country who are potential candidates for dental implants and associated attachments. The domestic and international implant markets are estimated at $1 Billion annually.

The merits of having implants instead of conventional bridge and denture plates are as follows:

-	dental implants can provide support for a full denture, making it more secure and comfortable
-	dental implants support a fixed bridge eliminating the need for a removable partial denture
-	implants can assist in the replacement of a single tooth without the need to alter adjacent teeth
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advantages are that they can support replacement teeth in much the same way as tooth roots support natural teeth. Many dentures wobble, click or cause pain, and dental implants provide a sound alternative

-	dental implants can prevent embarrassment about spaces from missing teeth; instead, you can enjoy foods again, smile, and speak with confidence

Products

The primary product offered by the Company is a dental implant product line and system titled the "Bio-Lok Precision Dental Implant System." This product line includes various styles of dental implants, their related prosthetics or armamentarium, devices, tools, irrigated spade drills, and items purchased for resale.

Dental implants are the foundation upon which natural looking teeth are placed via a sound and lasting prosthesis. Dental implants are small anchors (root form) shaped like screws which when placed become an artificial replacement of the natural roots, are made out of bio-compatible titanium, and are placed into the maxilla and mandible of a patient. The titanium alloy utilized is of clinical grade, is inert to the body and represents a space age material that has the unique ability to form a permanent biological bond (bio-lok) with living tissue. Dental implant systems are placed by trained dentists, oral surgeons, periodontists, implantologists, and other similar disciplined individuals. Implants can have a high success rate if placed properly and expertly. With proper oral care and regular dental visits, implants have lasted as long as 20 years and may last a lifetime.

Many of the implants have various coatings or treatments (hydroxylapatite, titanium plasma sprayed, treated via a resorbable blasted material, “Osseo-Lok,” passivated, and other like processes) which are bonded to the implant to enhance the bonding and bone growth process resulting in improved osseointegration. Coatings and processes offered are as follows:

Osseo-Lok -- represents a surface roughening treatment of the implant - treating the implant with resorbable blast media (calcium phosphates);

HA -- coating consists of a synthetic bone mineral called hydroxylapatite along with a dense, nonresorbable calcium phosphate ceramic that stimulates the growth of bone to form with the implant;

Many patented features of the system provide a superior locking feature to prosthesis - hence the product line names of “Micro-Lok,”“Silhouette,”“Silhouette IC (Internal Conejtion),”“Silhouette Laser-Lok,” and “Silhouette Laser-Lok IC.”

Micro-Lok screw type implants; an implant style that has an external hex top and is offered either HA coated or Osseo-Lok treated. The implant has a straight wall design and is offered in various diameters and lengths.

Silhouette screw implants have a tapered body design which mirrors the root of a natural tooth and has an external hex top. These implants are offered in various diameters and lengths, and provide improved lateral compression of the osteotomy site to greatly improve primary stability.

Silhouette IC implants are similar to our Silhouette implants but have an internal connection. They are offered in various diameters and lengths.

Silhouette Laser-Lok implants consist of an external hex top, tapered design and laser micro-machined collar implant. This implant line provides improved lateral compression of the osteotomy site to greatly improve primary stability, and has a two millimeter collar which is laser machined for improved tissue adhesion. Laser-Lok surface treatment has been applied to the collar portion of the implants for improved bone and soft-tissue interface performance. The implant is offered in various diameters and lengths.

Silhouette IC Laser-Lok implants are the same as our Silhouette Laser-Lok implants except they have an IC (internal connection) top design. These implants are offered in various diameters and lengths.

The merits of the new Laser-Lok micro-machining at the implant collar are as follows:

•	Soft tissue attachment to the Laser-Lok surface treatment and the alignment of its micro-grooves inhibits epithelial down-growth on Silhouette Laser-Lok and Silhouette IC Laser-Lok Implants.

•	The Laser-Lok treated collar on the Silhouette Laser-Lok and Silhouette IC Laser-Lok Implant has been shown to attach and retain bone adjacent to the implant.[1],[2]

•	The Laser-Lok surface treatment on the collar does not reduce the safety and inflammation performance of Silhouette Implants.

The Company also offers an extensive line of prosthetic armamentarium available to practitioners in eight distinct prosthetic styles, which each style being marketed in various cuff heights and material composition (such as titanium, gold alloy, plastic and ceramics).

Other products offered by the Company for use in dental implantology are bone augmentation materials via its “SurgiPlaster” and, soon, “BoneGen”; Mem-Lok™ Collagen Resorbable Membrane in various dimensions; and surgical motors and hand pieces made by third party manufacturers.

The Company, along with its primary clinicians, constantly reviews current designs, evaluates new concepts, and develops improved and new products to replace or augment the Micro-Lok Implant System. Through its Orthogen Corporation subsidiary, the Company is engaged in research and development of new or improved products for use in the medical industry, particularly the dental industry. Orthogen works with numerous institutions, has in the past and continues today to be awarded NIH Grants for specific research.

Distribution

Domestically, the Company markets its products directly to the end market, including clinicians, dental specialists, institutions and universities. The Company is actively engaged in building a national sales force which, when complete, will increase the Company’s sales force from four persons to approximately twenty-eight sales people.

Internationally, the Company markets its products through distributors, majority-owned subsidiaries, and joint ventures. The Company has contracts outstanding with fourteen distributors, and has three majority-owned sales subsidiaries: Micro-Lok Chili SA; BioLok Int’l. Pty. Inc. (Australia); and Micro-Lok Mexico S.A. DE C.V. The Company is engaged in the continual solicitation of new international relationships, with its current focus being on Europe and Asia.

Markets and Competition

The Company estimates the size of the domestic implant market to be approximately $400 Million Dollars and international implant market to be $600 Million Dollars and believes that the market will grow annually at a rate of 15-23% from 2005 to 2010. The expected growth is primarily from an aging population, better education of new dentists, and developing interest from, and education of, existing general dentists. There are four companies that dominate the world-wide marketplace, with a second tier of five additional companies. The principal competition consists of Astra Zeneca International, Nobel Biocare, Zimmer Dental, Inc., Bridger BioMed Inc., 3i Implant Innovations, Inc., LifeCore Biomedical, Inc., and Straumann Holding AG. Many of these competitors are subsidiaries or divisions of larger companies, and many have substantial capital resources which are significantly larger than the Company’s capital resources. The Company believes that it can compete with all of such companies because it designs and manufactures in-house a state-of-the-art product line based on new technology, primarily exemplified by the Company’s new Laser-Lok® implant. Because of what the Company deems to be a technologically advanced and superior line of products, the Company believes that it will be able to increase its domestic and international sales and gain market share.
_______________________
1 Bone Response to Laser Microtextured Surfaces by Ricci, J.L., Charvet, J., Frenkel, S.R., Chang, R., Nadkarni, P., Turner, J., Alexander, H.; Chapter 25 in: Bone Engineering, ed; JE Davies, 2000, Em2 Inc., Toronto (pages 8 & 9).
2 Advanced Surface Microtexturing Techniques to Enhance Bone and Soft Tissue Response to Dental Implants by Weiner, S., Simmon, J., Ehrenberg, D.S., Zweig, B., Ricci, J.L.: presented at the Academy of Osseointegration 2003 Annual Meeting, Boston and pending publication in the International Journal of Oral and Maxillofacial Implants.

Raw Materials

The materials used in manufacturing the dental product line are medical grade titanium alloy, gold alloy, stainless steel and ceramic. Titanium is inert to body tissue and bone, and is an alloy which has the unique ability after being placed to form a permanent biological bond with living tissue. Research in the use of ceramic and other materials has been completed and is continually underway, particularly for use as abutments. The availability of these materials is good; however, titanium prices have risen 40% over the past year.

Industry Segments

The Company captures data for segmentation of its business activity via sales by geographic areas. To accumulate information for assets and expenses is not practical as the product line manufactured by the Company is not unique to any other market.

Patents and Trademarks

The Company owns twenty-five patents and has eight patents pending. The patents held by the Company were obtained by, or have been transferred and assigned to, the Company. In 2004, the Company received two significant patents, the first for its Laser-Lok® style implant and the second for its BoneGen™-T/R calcium sulfate time release formulation. BoneGen™-T/R consists of a composition having a controlled resorption rate for stimulating bone growth from eight to twenty-four weeks, which substantially matches the rate of bone growth and can be utilized for the repair, augmentation and other treatments of bone. Presently, final clinicals are being completed and product registering of all claims with the FDA is in process.

The Company has filed five trademarks as available for its dental implant product line names and logos, and to date has been awarded four trademarks.

Regulatory

The Company has continually maintained and updated as necessary its ISO 9001 / EN 13485:2001 and Annex II (CE mark) certification to continue to permit the Company to import and market its products within the European Economic Community (EEC). ISO certification is required to permit the Company to import its products into the EEC or any other Country that has adopted the ISO rules, regulations and policies.

The Company has registered its products with the Federal Drug Administration (FDA) as required, obtained numerous 510(k)’s and adheres to the FDA guidelines. FDA registration for the Company’s product line is required in order for the Company to present and detail the merits, quality and performance of its products.

Research and Development

The Company continually evaluates new ideas and concepts relating to dental implantology. New products will be, and are currently being, brought to market as clinical evaluations, studies and testing are completed and FDA registration, if required or necessary, is obtained. In addition, product research is continually being done on the Company’s existing product line.

BioLok is one of the few companies in its industry that has a subsidiary solely focused on research and development. In March 2000 the Company acquired New Jersey-based Orthogen Corporation. Orthogen is primarily engaged in the conception, research and development of bio-material technology, which has already led to marketing its Laser-Lok® product and anticipates, in 2005, bringing to market its BoneGen™-T/R calcium sulfate time release bone augmentation product. Through Orthogen, the Company is exploring the application of its biomaterial laser machining technology to other products and materials for the management of tissue. The Company believes that its Laser-Lok® technology can be applied in circumstances other than dental implants, such as applications that connect severed nerves, cardiovascular stint applications, transcutaneous implants, and ophthalmology. Orthogen currently has a funded, two-year National Institutes of Health (“NIH”) grant of $200,000 for research into a mechanical/neural limb prosthetic interface for upper limb amputees. This research will be done with neurological and orthopedic partners and, together with other technologies being explored by the Company, is anticipated to enhance the Company’s expansion into products outside of its primary dental implantology business.

Environmental Laws

Environmental laws do not impact the Company, except for waste products/materials created and/or generated by manufacturing processes. These waste products are being recycled according to and in compliance with federal, state, and local environmental protection laws.

Compliance by the Company with federal, state and local environmental protection laws has not had, and is not expected in the future to have, an effect on capital expenditures, liquidity, earnings or its competitive position.

Employees

We currently employ forty-nine (49) full time employees world wide. Four of our employees are management, eight are sales and marketing, six are international sales, seventeen are support personnel, eleven work in manufacturing our products, and three are exclusively involved in research and development.

Property

The Company maintains its principal executive offices and a manufacturing facility in Deerfield Beach, Florida. The manufacturing facility is in 7,690 square feet and our executive offices are 5,280 square feet. Both facilities are lease and are approximately three hundred feet from each other. The Company’s manufacturing facility consists of numerous automated CNC Swiss and manual lathe machines. Equipment is purchased continuously to meet production requirements and to sustain the Company’s growth objectives.

The Company also maintains a facility in Springfield, New Jersey, for its Orthogen subsidiary. The facility consists of 900 square feet of leased office and laboratory space.

MANAGEMENT

Officers and Directors

The following table sets forth the names and positions of our executive officers and directors. Our directors are elected at our annual meeting of stockholders and serve for either one or two years or until successors are elected and qualify. Our Board of Directors elect our officers, and their terms of office are at the discretion of the Board, except to the extent governed by an employment contract.

As of June 15, 2005, our directors and executive officers, their age, positions, the dates of their initial election or appointment as directors or executive officers, and the expiration of their terms are as follows.

Name of Director/ Executive Officer	Age	Position

Hollander, Bruce L.	67	Chairman of the Board, Chief Executive Officer and President

Kozak, Ingo K.	63	Director, Chief Financial Officer, Secretary and Vice President-Finance and Administration

Nilo, Patricio	42	Vice President-International Marketing and Sales; Product Management

Alexander, Harold	64	President of Orthogen Corporation, a subsidiary

Jones, Oliver	38	Vice President-Marketing

Smith, Neil H.	64	Director

Weisman, Harold	71	Director

Lubin, Daniel C.	45	Director

Shapoff, Cary A.	58	Director

At our June 3,2005, annual meeting, Messrs. Hollander, Kozak and Smith were elected for terms of two years each, and the other three directors were elected for one-year terms.

Experience
The principal occupation of each executive officer and director of the Company is set forth below:

Bruce L. Hollander, Chairman of the Board, Chief Executive Officer and President. Mr. Hollander has been President and Chief Executive Officer of BioLok since 1996, and Chairman of the Board of Directors since 1998. Mr. Hollander was sole owner of Lion Wines and Spirits, a Florida beverage distributor from 1991 to 1995; and President of B.L. Hollander & Associates, a business consultant to a number of companies, including Kohlberg Kravis Roberts & Co., from 1982 to 1984. Prior to 1984 he was an executive with Incom International, Rockwell International and General Electric. Mr. Hollander received a BSIE from the Pratt Institute, a MSEM from Union College (GE - Co-op.) and is an APICS certified fellow.

Ingo K. Kozak, Chief Financial Officer, Secretary, Vice President-Finance and Administration, and a Director. Mr. Kozak joined the Company in 1994 as a Director, Secretary and Vice-President-Finance, after having worked with the Company as a consultant for three years. Prior to joining Bio-Lok he worked for a number of financial companies in leasing, commercial finance and asset-based lending, holding the positions of chief operating officer and president. From 1969 to 1979 he worked for G. E. Capital and is a graduate of the GE FMP (GE-financial training program). Mr. Kozak received an MBA from the Crummer School of Finance and Business and Administration and a BA in Economics and Business Administration from Rollins College. He is fluent in German.

Patricio Nilo, Vice President-International Marketing and Sales; Product Management. Mr. Nilo joined BioLok in 1995 as its Vice-President, International Sales and Marketing. Prior to joining BioLok, Mr. Nilo worked in international sales as a sales coordinator, manager of sales, and a general manager. Mr. Nilo received an AA in Business Management from Florida Atlantic University and attended the University of Chile - Veterinary School. Mr. Nilo is fluent in Spanish.

Harold Alexander, Ph.D., President of Orthogen Corporation, a subsidiary. Mr. Alexander has been President of Orthogen Corporation, a wholly-owned subsidiary of the Company, since 1996. Dr. Alexander received his doctorate in applied mechanics from New York University’s School of Engineering and Science. His major research interest has included the stress-induced remodeling of soft tissue, the development of composite and absorbable orthopedic implants, and the design of bioactive implant systems. Dr. Alexander is the inventor of several medical devices and has had extensive experience in transferring applications from the laboratory to industry.

Oliver Jones, Vice President-Marketing. Mr. Jones was elected Vice-President-Marketing in March 2005. Prior to joining the Company Mr. Jones was President of Leverage, Inc. from 2002 to 2005. From 1993 to 2002 Mr. Jones worked for Implanty Innovations, Inc., a BioMet Company, and a manufacturer and marketer of oral implants. Mr. Jones graduated with an MBA from Florida Atlantic University and a BS from Georgia Institute of Technology.

Neil H. Smith, Director. Mr. Smith was elected to the Board of Directors in 1996. From 1988 to 1996 Mr. Smith served initially as chief financial officer and chief operating officer of Florida Orthopedics and later became that company’s chief executive officer and chairman. Prior to joining Florida Orthopedics he was with Deloitte & Touche for twenty years, eventually serving as partner-in-charge of consulting operations for the firm’s Pittsburgh office with regional responsibility for the firm’s health care practice. Mr. Smith is a certified public accountant and graduated with a BBA in Accounting and an MBA from the Katz School of Business, University of Pittsburgh.

Harold Weisman, Director. Mr. Weisman was elected to the Board of Directors in 1996. Mr. Weisman is an attorney and has practiced in Delray Beach, Florida since 1978. He is a former Assistant United States Attorney and was corporate counsel for Dunkin Donuts of America. Mr. Weisman received his BS and MS degrees from Boston University. He is a graduate of Boston University School of Law and obtained an LLM from the Suffolk University Law School.

Daniel C. Lubin, Director. Mr. Lubin was elected to the Board of Directors in 2005. Mr. Lubin has been a managing member of Radius Ventures, LLC, a New York City venture capital firm, since 1997. From 1994 to 1997, Mr. Lubin was a Director in the Investment Banking Division of Schroder Wertheim & Co., where he shared responsibility for managing the firm’s Health Care Group. In 1991 Mr. Lubin co-founded and was a Managing Director of KBL Healthcare Inc., a health and life sciences venture capital and investment banking organization, and served as President and chief operating officer of KBL Healthcare Acquisition Corp., a publicly-traded strategic acquisition fund. Mr. Lubin currently serves on the board of directors of CCS Consolidated, Inc., Phylogix, Inc. and EyeTel Imaging, Inc., each portfolio companies of Radius Ventures, LLC. He earned a BS cum laude in Foreign Service from the Georgetown University School of Foreign Service and an MBA with honors from Harvard Business School.

Cary A. Shapoff, DDS, Director. Mr. Shapoff was elected to the Board of Directors in 2005. Mr. Shapoff has been in the private practice of periodontics since 1977. He graduated from the periodontal residency program at the University of Maryland and became a Diplomate of the American Board of Periodontology in 1981. He is a Fellow in the Pierre Fauchard Academy International Honor Dental Society and a Fellow in the International College of Dentists and recently was elected as a Director of the American Board of Periodontology (2004 to 2011). Dr. Shapoff has an academic position as Courtesy Clinical Faculty in the Department of Periodontology at the University of Florida College of Dentistry. Among many other achievements he has authored and published the book “Implant Dentistry and Periodontal Forms,” he has lectured on dental implant and periodontal topics, and he has been published in the Journal of Periodontology, Comendium and Canadian Dental Guide.

Board Committees

The Board of Directors has four committees:

Executive Committee
Finance Committee
Audit and Accounting Committee
Compensation and Employee Benefits Committee

Neil Smith is the sole member of the Board’s Audit and Accounting Committee. He is an audit committee financial expert within the meaning of Securities and Exchange Commission Regulation S-B, Item 401(e).

The Audit and Accounting Committee met four times during the last fiscal year. The other Board committees each met twice during that year.

Code of Ethics

On May 26, 2005, the Board of Directors adopted a Code of Ethics that applies to all of our officers and managers, including our principal executive officers and principal financial officer. Our Code of Ethics establishes standards and guidelines to assist the directors, officers, and employees in complying with both our corporate policies and with the law.

Compensation of Directors

The directors have not been paid cash compensation for their services. Each director is reimbursed for his actual out-of-pocket expenses. The after submission and acceptance of an expense account. The Company paid its directors stock compensation of 10,000 shares of common stock each in calendar year 2002, 15,000 shares each in calendar year 2003, and 20,000 shares each in calendar year 2004.

EXECUTIVE COMPENSATION

The following table and notes present for the three years ended October 31, 2004, all compensation paid by the Company to all executive officers whose total compensation exceeded $100,000 in any of the years ended October 31:

						Long-Term Compensation
		Annual Compensation				Awards		Payouts
Name and principal position(s)	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Restricted Stock Awards(s) ($)	Securities underlying options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Hollander, Bruce L.	2004	165,000	30,000	19,476	(1)	-0-	-0-	-0-	15,705	(3)
President and CEO	2003	150,000	20,000	-0-		-0-	-0-	-0-	14,455	(3)
	2002	150,000	15,000	-0-		-0-	100,000	-0-	12,784	(3)

Kozak, Ingo K.	2004	120,000	25,000	15,810	(1)	-0-	-0-	-0-	11,690	(3)
VP-Finance & Admin.,	2003	105,000	15,000	-0-		-0-	-0-	-0-	9,752	(3)
CFO and Secretary	2002	100,000	15,000	-0-		-0-	70,000	-0-	10,867	(3)

Nilo, Patricio	2004	105,000	20,000	17,887	(1)(2)	-0-	-0-	-0-	1,502	(3)
VP-Int. Sales & Marketing	2003	95,000	10,500	-0-		20,000	50,000	-0-	-0-

(1)   Automobile allowance.
(2)   Medical insurance reimbursement in lieu of participation in Company plan.
(3)   Long-term care insurance and country club membership.
_________________________

On November 1, 1997, the Company entered into employment agreements (the "Agreements") with its President and Chief Executive Officer, Vice President - Finance and Chief Financial Officer, and Director of International Sales and Marketing for terms of five years, four years, and two years, respectively, and renew annually for terms of five, four, and two years, respectively. The Agreements contain confidentiality and non-compete clauses. As consideration for the employees' performances, the Company agreed to pay as of the original contract date an annual base salary, as adjusted by the Company’s Board of Directors. In addition, the Company agreed to award the employees an annual bonus of not less than 10% of their respective base salaries. At the discretion of the employees, a portion of an employee’s salary and bonus will be paid in shares of the Company's common stock at a value equal to the Company's net worth divided by the number of shares then issued and outstanding.

The Board of Directors granted Bruce Hollander, Ingo Kozak and Patricio Nilo long-term care insurance policy coverage. The policies have been in place since 2001 and are to remain in place and be fully paid by the Company until termination from the Company or the death of the individual and his spouse after the employee retires from the Company.

Effective January 1, 1997, the Company established a 401(k) Plan for the employees of the Company. The Plan authorizes the Company to match employee contributions in either cash or common stock. The maximum matching contribution that can be authorized is 50% of the first 10% of contributions of salary contributed by employees to the Plan. Matching Company contributions, if issued as common stock, have a three-year vesting period. The Board has approved a pay-out of the maximum contribution since 2000. Company contributions for the past three years were as follows:

Year	Amount	Number of Shares
2004	$28,890.00	34,944
2003	$18,901.74	80,877
2002	$16,276.00	116,549

PRINCIPAL STOCKHOLDERS

The table below sets forth information with respect to the beneficial ownership of the Company’s common stock by (i) each person who is known to be the beneficial owner of more than five percent of the Company's common stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any stockholders act as a "group," as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As of May 31, 2005, the Company had issued and outstanding 15,289,609 shares of common stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock

Bruce L Hollander (1)(2)	3,500,367	22.9%
Radius Venture Partners II, L.P.	2,333,333	15.3
Daniel C. Lubin (1)(3)	2,333,333	15.3
Ingo K. Kozak (1)(2)	1,300,530	8.5
Neil H. Smith (1)	141,345	0.9
Harold Weisman (1)	133,345	0.9
Cary Shapoff (1)	167,310	1.1
Harold Alexander (4)	338,989	2.2
Patricio A. Nilo (2)	327,525	2.1
All Directors and
Officers as a Group	8,242,744	53.9

The address of Radius Venture Partners II, L.P., is 400 Madison Avenue, New York, New York 10017. The address of all other stockholders is the Company’s principal office.

(1)	Director.
(2)	Officer.
(3)
Includes 2,333,333 shares owned by Radius Venture Partners II, L.P. (“Radius”). Mr. Lubin and Jordan S. Davis are the managing members of Radius Venture Partners, LLC, the general partner of Radius. Pursuant to Securities and Exchange Commission Rule 13d-3, Mr. Lubin and Jordan S. Davis, as managing members of Radius, may be deemed beneficial owners of the shares held by Radius.

(4)	President of Orthogen Corporation , a wholly owned subsidiary.

SELLING STOCKHOLDERS

The shares of our common stock to which this prospectus relates may be reoffered and sold from time to time by the persons listed below as “selling stockholders.” The shares offered by the selling stockholders were acquired in private placement transactions, including those which may be acquired upon exercise of outstanding warrants. We are registering for the selling stockholders an aggregate of 11,588,348 shares of common stock. The shares of common stock to which this prospectus relates are (i) 5,000,000 shares of common stock issued by the Company on March 2, 2005, in connection with a private placement closed on that date, (ii) 6,088,348 shares of common stock held by other stockholders, and (iii) 500,000 shares of common stock issuable upon the exercise of the agent’s common stock purchase warrants issued by the Company on March 2, 2005, to Capitalink, L.C. The table below identifies each selling stockholder and his, her or its relationship to us. The table also sets forth, as of May 31, 2005, for each selling stockholder: (i) the number of shares of common stock beneficially owned prior to this offering, and (ii) the number of shares of common stock that may be offered and sold through this prospectus. As all of the shares owned beneficially by each selling stockholder are included in the shares offered for sale by this prospectus, the following table assumes that no selling stockholder will own any shares of the Company’s common stock after completion of the offering. There is no assurance that any of the selling stockholders will sell any or all of their shares of common stock. Except as otherwise noted, all shares of common stock are beneficially owned and the sole investment and voting power is held by the person named, and such person’s address is 368 S. Military Trail, Deerfield Beach, Florida 33442. Information regarding the selling stockholders, including the number of shares offered for sale, may change from time to time, and any changed information will be set forth in a prospectus supplement to the extent required under applicable securities laws or Commission rules and regulations.

Selling Stockholder	Beneficial Ownership Prior to this Offering (2)	Shares That May be Offered and Sold Hereby

Radius Venture Partners II, LP (1)(3)	2,333,333	2,333,333
Norman H. Pessin (1)	480,000	480,000
Sandra F. Pessin (1)	266,667	266,667
Carter Management Group LLC (1)	140,000	140,000
Investment Strategies Fund LP (1)	333,333	333,333
Oppenheimer & Co Inc. C/F Joel Gold IRA (1)	50,000	50,000
Kenneth Abramowitz (1)	26,667	26,667
Overbrook Fund I, LLC (1)	300,000	300,000
Gregory Fortunoff (1)	93,333	93,333
Myron Cohn (1)	70,000	70,000
James Satloff (1)	66,667	66,667
Frank W. Burr (1)	50,000	50,000
Charles H. Brunie (1)	300,000	300,000
Ronald M. Urvater (1)	100,000	100,000
Edwin A. Levy (1)	100,000	100,000
Michael E. Cahr (1)	134,000	134,000
Michelle H. Cahr (1)	67,000	67,000
Dr. Gary Goldstein (1)	13,333	13,333
Andrew Arno (1)	66,667	66,667
Andrew Blum (1)	9,000	9,000

James S. Cassel and Mindy E. Cassel, TBTE (4)	300,000	300,000
Scott E. Salpeter (4)	75,000	75,000
Barry E. Steiner (4)	70,000	70,000
Telluride Holdings, LC (4)	25,000	25,000
Marcus B. Wai (4)	12,500	12,500
Judith D. Snow (4)	12,500	12,500
Carol R. Governali (4)	5,000	5,000
Hoda Aboyoussef	3,000	3,000
Manuel Acevedo	19,335	917
Harold Alexander (5)	338,989	28,345
Peter R. Baranoff	249,287	9,310
Cameron Associates Inc.	150,000	150,000
The Dental Authority	20,000	20,000
Gizelle Detz	31,811	19,172
Barry Dorf	500	500
Nick Elian	13,000	13,000
Joan Gazi	30,259	13,759
John P. Giblin	18,000	6,000
Bruce Hollander (6)	3,500,367	3,411,394
Arthur Johnsen	12,329	10,000
Howard Kliff	3,000	3,000
Mike Kluhsman	3,000	3,000
Howard Koslow	52,310	9,310
Andrew Kouran	8,276	8,276
Ingo K. Kozak (6)	1,300,530	1,242,807
John Mentz	4,655	4,655
Patricio Nilo (7)	327,525	305,938
Gilbert Noetzel	84,376	75,345
Gilbert Ohana	102,933	99,379
Theodore Overfelt	3,000	3,000
Angela Parkosewich	4,000	4,000
Brent A. Peterson	20,000	20,000
Steven Pfefer	109,336	73,276
John Ricci	227,000	100,000
Diane Rowe	13,513	2,000
Carl Sedowsky	9,310	9,310
Cary Shapoff (8)	167,310	135,310
Neil Smith (8)	141,345	141,345
Mark Stevens	20,000	6,000
Daniel Trister	29,444	13,000
Saul Weiner	3,000	3,000
Harold Weisman (8)	133,345	133,345
David Wohl	10,655	7,655

Total	12,664,729	11,588,348
_________________
(1)	Represents stockholder that participated in our private placement of 5,000,000 shares of common stock completed March 2, 2005.

(2)
Beneficial ownership is calculated in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within sixty (60) days are deemed outstanding for the purpose of calculating the number of percentage owned by such a person of a class, but not deemed outstanding for the purpose of calculating the percentage owned of the class by any other person.

(3)
Daniel Lubin and Jordan S. Davis are managing members of Radius Ventures, LLC, the general partner of Radius Ventures Partners II, L.P., and accordingly have voting and investment power over Radius Venture Partners II, L.P. They may be deemed beneficial owners of the shares held by Radius Venture Partners II, L.P. Mr. Lubin was elected a director of the Company on June 3, 2005.

(4)
Represents the holder of a warrant issuable to Capitalink, L.C., as placement agent for the Company pursuant to a placement agent agreement between the Company and Capitalink, L.C., dated February 15, 2005. At closing of the private placement, Capitalink directed that all 500,000 warrants issuable to Capitalink be issued to the named holders in the amounts that appear after their names.

(5)	Officer of the Company’s Orthogen Corporation subsidiary.
(6)	Officer and director.
(7)	Officer.
(8)	Director.

Unless otherwise stated above, to our knowledge no selling stockholder or any affiliate of such stockholder has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

PLAN OF DISTRIBUTION

We are registering the securities covered by this prospectus on behalf of the selling stockholders. Each selling stockholder is free to offer and sell his or her shares of our common stock at such times, in such manner and at such prices as he or she may determine. The selling stockholders have advised us that the sale or distribution of our common stock owned by the selling stockholders may be effected in transactions in the over-the-counter market (including block transactions), negotiated transactions, the settlement of short sales of our common stock, or a combination of such methods of sale. The sales will be at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling stockholders do not have an underwriter or coordinating broker acting in connection with the proposed sale of our common stock. There is no over-allotment option and no shares will be sold by us.

The selling stockholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. They may also receive compensation from the purchasers of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

Selling stockholders and any broker-dealers, underwriters, or agents that participate in the sale of shares of our common stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, concessions, commissions or profit received by them and any profit on the resale of the shares of our common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933 (the “Securities Act”). The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of our common stock against certain liabilities, including liabilities arising under the Securities Act. Selling stockholders deemed to be underwriters will be subject to the prospectus delivery requirements of the Securities Act.

We have informed the selling stockholders that the anti-manipulation rules of the Commission, including Regulation M promulgated under the Securities Exchange Act, may apply to their sales in the market. We have provided all of the selling stockholders with a copy of such rules and regulations.

Regulation M may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders and any other person distributing our common stock. The anti-manipulation rules under the Securities Exchange Act may apply to sales of shares of our common stock in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Rules 101 and 102 of Regulation M, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

The selling stockholders also may resell all, or a portion, of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

The selling stockholders will pay all commissions, transfer taxes and other expenses associated with their sales. The shares offered hereby are being registered pursuant to our contractual obligations, and we have agreed to pay the expenses of the preparation of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Daniel C. Lubin, who was elected a director of the Company on June 3, 2005, is, with Jordan S. Davis, a managing member of Radius Ventures, LLC, the general partner of Radius Venture Partners II, L.P. Radius Venture Partners II, L.P., purchased 2,333,333 shares of the Company’s common stock in a private placement of 5,000,000 shares of common stock, at a price of $.75 per share, completed March 2, 2005.

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock consists of 20,000,000 shares of common stock, $.01 par value, and 500,000 shares of convertible preferred stock, $.75 par value. The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.

Common Stock

General. As of May 31, 2005, there were 15,289,609 shares of common stock outstanding and 1,160 stockholders of record.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock are entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Dividends. Holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the Board of Directors out of legally available funds.

Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Preemptive Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to our common stock.

Assessment. All outstanding shares of our common stock are, and the shares of our common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

A total of 500,000 shares of undesignated preferred stock is authorized, none of which are outstanding. The board of directors has the authority, without further action by the stockholders, to issue from time to time the undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of our company.

Warrants

The Company has outstanding warrants for the purchase of 500,000 shares of the common stock of the Company at a price of $.75 per share exercisable for a period of five years expiring March 2, 2010. Each of the warrants provides for “piggyback” registration rights.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following: (1) any breach of their duty of loyalty to the corporation or the stockholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our By Laws provide that we will indemnify our directors and executive officers and we may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our By Laws covers at least negligence and gross negligence on the part of indemnified parties. Our By Laws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our By Laws would permit indemnification.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Interwest Transfer Company, Inc., Salt Lake City, Utah.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our By Laws provide that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

The validity of the securities offered in this prospectus are being passed upon for us by our counsel, Siegel, Lipman, Dunay & Shepard, LLP, Boca Raton, Florida.

EXPERTS

The consolidated financial statements of BioLok as of October 31, 2003 and 2004 and for the years then ended have been included herein and in the registration statement in reliance upon the reports of Daszkal Bolton, LLP, an Independent Public Accounting Firm, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission for the securities we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to that registration statement. A copy of the registration statement may be inspected by anyone without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC.

We also file annual, quarterly and current reports, and other information with the SEC. You may read and copy any reports, statements or other information on file as the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC.

Our SEC filings and registration statement can also be reviewed by accessing the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the SEC.

Copies of our filings with the SEC are also available, free of charge, on our corporate website at http://www.biolok.com. The information found on our website is not incorporated by reference into this prospectus.

You should rely only on the information provided in this prospectus, any prospectus supplement or as part of the registration statement filed on Form SB-2 of which this prospective is a part, as such registration statement is amended and in effect with the Securities and Exchange Commission. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

INDEX TO CONSOLIDATED FINANCIAL INFORMATION

Report of Independent Registered Pubic Accounting Firm	F-2

Consolidated Balance Sheet as of October 31, 2003 and 2004,	F-3
And as of April 30, 2005 (Unaudited)

Consolidated Statements of Operations for the Years Ended	F-4
October 31, 2003,and 2004, and as a of April 30, 2004 and 2005 (Unaudited)

Consolidated Statements of Changes in Stockholders’ Equity for the	F-5
Years Ended October 31, 2003 and 2004, and as of April 30, 2005 (Unaudited)

Consolidated Statements of Cash Flows for the Years Ended	F-6
October 31, 2003 and 2004, and as of April 30, 2004 and 2005 (Unaudited)

Notes to Consolidated Financial Statements	F-8

Michael I. Daszkal, C.P.A., P.A.
Jeffrey A. Bolton, C.P.A., P.A.
Timothy R. Devlin, C.P.A., P.A.
Michael S. Kridel, C.P.A., P.A.
Marjorie A. Horwin, C.P.A., P.A.
Patrick D. Heyn, C.P.A., P.A.
Gary R. McConnell, C.P.A., P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Bio-Lok International, Inc. and Subsidiaries

We have audited the accompanying balance sheets of Bio-Lok International, Inc. and Subsidiaries (the “Company”) as of October 31, 2004 and 2003, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bio-Lok International, Inc. and Subsidiaries as of October 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Boca Raton, Florida
January 5, 2005

2401 NW Boca Raton Boulevard ♦ Boca Raton, FL 33431-6632 ♦ t: 561.367.1040 ♦  f: 561.750.3236

2401 PGA Boulevard, Suite 196 ♦ Palm Beach Gardens, FL 33410-3500 ♦  t: 561.367.1040 ♦ f: 561.624.1151

PCAOB Registered          www.daszkalbolton.com          Affiliated Offices Worldwide

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

ASSETS	As of October 31,		Unaudited April 30,
	2003	2004	2005
CURRENT ASSETS
Cash	$40,852	$24,133	$2,851,307
Accounts receivable, net	1,001,525	1,103,887	1,621,316
Inventory	1,879,505	2,063,962	2,193,163
Prepaid expenses and other current assets	73,594	63,740	124,927
Total Current Assets	2,995,476	3,255,722	6,790,713

PROPERTY AND EQUIPMENT - NET	1,126,834	1,224,530	1,299,638

OTHER ASSETS
Patents, net	115,144	207,608	257,930
Inventory	159,816	80,989	102,569
Deposits and other assets	15,301	29,883	26,883
Total Other Assets	290,261	318,480	387,382

TOTAL ASSETS	$4,412,571	$4,798,732	$8,477,733

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Revolving loans payable	$1,765,704	$1,899,432	$1,540,289
Notes and loans payable	407,343	224,713	251,980
Capital lease obligations - current portion	66,069	68,810	40,361
Accounts payable	119,296	135,409	129,829
Accrued expenses and other payable	233,526	259,931	233,547
Due to Stock Holders	2,294	-0-	-0-
Total Current Liabilities	2,594,232	2,588,295	2,196,006

LONG-TERM LIABILITIES
Capital lease obligations - non-current	47,531	124,616	104,177
Notes and Loans payable - non-current	-0-	81,250	165,604
Total Long-Term Liabilities	47,531	205,866	269,781

TOTAL LIABILITIES	2,641,763	2,794,161	2,465,787

COMMITMENTS AND CONTINGENCIES (NOTES 6, 7 AND 10)

STOCKHOLDERS’ EQUITY
Preferred stock, $.75 par value, 500,000 shares authorized, none issued and outstanding	- 0 -	- 0 -	- 0 -
Common stock, $.01 par value, 20,000,000 shares authorized, 7,153,701 shares 7,319,873 shares and 15,289,609 shares issued and outstanding	71,536	73,199	152,896
Additional paid-in capital	2,513,455	2,694,018	6,655,885
Accumulated deficit	(806,906)	(755,369)	(789,559)
Treasury stock (17,327 common shares), at cost	(7,277)	(7,277)	(7,277)
Total Stockholders’ Equity	1,770,808	2,004,571	6,011,945

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,412,571	$4,798,732	$8,477,733

See accompanying notes to the consolidated financial statements.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Dor the Yers Ended October 31,		Unaudited Six Months Ended April 30,
	2003*	2004	2004*	2005

SALES - NET	$4,288,013	$4,949,326	$2,285,492	$3,284,364

COST OF SALES	1,502,657	1,760,166	645,010	976,182

GROSS PROFIT	2,785,356	3,189,161	1,640,482	2,308,182

OPERATING EXPENSES
Selling expenses	1,190,504	1,275,496	584,479	835,347
General and administrative expenses	1,308,549	1,474,683	798,287	1,143,874
Research & Development	131,177	300,471	154,501	190,080
Total Operating Expenses	2,630,230	3,050,650	1,537,267	2,169,301

INCOME (LOSS) FROM OPERATIONS	155,126	138,511	103,215	138,881

OTHER (EXPENSE) INCOME
Other income	4,039	-	75,945	105,841
Interest expense	(149,745)	(162,648)	(73,140)	(90,788)
Other expense	(116)	(272)	409	(144)
Gain from involuntary conversion of fixed assets			-	(188,124)
Gain from business interruption insurance recovery	-	75,946	-	-
Total Other Income (Expense)	(145,822)	86,974)	3,214	(173,071)

NET INCOME (LOSS)	$9,304	$51,537	$106,429	$(34,190)

Net income (Loss) per common share:
Basic	$.00	$.01	$.02	$.00
Diluted	$.00	$.01	$.01	$.00

Weighted average number of shares outstanding during the period:
Basic	6,820,355	7,218,264	7,154,163	9,937,009
Diluted	8,355,355	9,691,588	8,329,843	9,937,009

* Recast to reflect recording of Research & Development expenses broken out from expenses on a separate line.

See accompanying notes to the consolidated financial statements.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Treasury
	Stock	Amount	Stock	Amount	Capital	Deficit	Stock	Total
Balance, October 31, 2002			$$6,663,152	$66,632	$2,380,330	$(816,210)	$(7,277)	$1,623,475

Issuance of shares for services			90,000	900	16,300			17,200
Issuance of shares for services			54,000	540	7,370			7,910
Issuance of shares per employment & consulting agreement			200,000	2,000	28,000			30,000
Issuance of common stock - 401(k) Plan for 2002			116,549	1,165	16,317			17,482
Issuance of shares - promotion			20,000	200	2,200			2,400
Issuance of shares for exercise of Purchase Stock Right			10,000	100	900			1,000
Stock option amortization					62,037			62,037
Net Income 2003						9,304		9,304
Balance October 31, 2003			$7,153,701	$71,537	$2,513,454	$(806,906)	$(7,277)	$1,770,808

Issuance of shares for services			9,000	90	6,300			6,390
Issuance of common stock per - 401(k) Plan for 2003			75,172	752	16,538			17,290
Issuance of shares for services			82,000	820	41,600			42,420
Stock option amortization					116,126			116,126
Net Income 2004						51,537		51,537
Balance - October 31, 2004			$7,319,873	$73,199	$2,694,018	$(755,369)	$(7,277)	$2,004,571

Unaudited:
Stock options exercised			30,000	300	4,200			4,500
Stock option amortization					50,476			50,476
Issuance of shares per Private Issue			5,000,000	50,000	3,397,000			3,447,000
Isuance of shares to consultants			170,000	1,700	323,900			170,000
Issuance of shares to clinicians			26,000	260	23,920			24,180
Issuance of shares for services			267,000	2,670	245,640			248,310
Issuance of common stock per - 401(k) Plan for 2004			34,944	349	32,149			32,498
Option exercise			2,441,793	24,418	(24,418)			-0-
Net Income 6 month YTD 2005						(34,190)		(34,,190)
Balance - April 30, 2005			$15,289,610	$152,896	$1,655,885	$(789,559)	$(7,277)	$6,011,945

See accompanying notes to the consolidated financial statements.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	Year Ended October 31,		Unaudited Six Month Ended April 30,
	2003	2004	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$9,304	$51,537	$106,429	$(34,190)
Adjustments to reconcile net income (Loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	147,672	180,969	81,023	114,749
Provision for doubtful accounts - net of recoveries	(20,933)	(13,067)	-0-	15,605
Issuance of common stock for services	75,992	66,100	23,680	539,589
Amortization of stock options for services	62,037	116,126	56,862	50,476
Gain from involuntary conversion	-0-	-0-	-0-	- 0-
Changes in operating assets and liabilities:
Accounts receivable	(172,687)	(115,428)	(87,355)	(533,035)
Inventory	(120,388)	(105,631)	(37,739)	(150,780)
Prepaid expenses and other current assets	(32,118)	9,854	(47,777)	(61,187)
Deposits and other assets	3,101	(14,582)	(21,954)	3,000
Accounts payable and accrued expenses	(100,563)	42,518	41,041	(31,964)
Due to stockholders	(7,899)	(2,294)	-0-	-0-
Net Cash Provided by (Used In) Operating Activities	(156,482)	242,236	114,210	(87,737)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(34,446)	(139,706)	(110,806)	(123,092)
Proceeds from Insurance Settlement	- 0 -	- 0 -	-0-	105,841
Proceeds from sale of property and equipment	- 0 -	35,000	-0-	-0-
Proceeds used to acquire patents	(73,310)	(107,610)	(41,894)	(60,678)
Net Cash Provided by (Used In) Investing Activities	(109,756)	(212,316)	(152,700)	(77.929)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of capital lease obligations	(62,199)	(78,987)	(27,485)	(48,888)
Payment of notes and loans payable	(169,914)	(101,380)	(62,833)	(50,629)
Proceeds from Stock sale				3,447,000
Proceeds on exercise of stock options	-0-	-0-	-0-	4,500
Proceeds from note and loan	-0-	-0-	-0-	-0-
Due to Stockholders	-0-	-0-	(2,294)	-0-
Proceeds from revolving loans payable, net	515,703	133,728	167,326	(359,143)
Net Cash Provided by (Used In) Financing Activities	283,590	(46,639)	74,714	2,992,840

NET (DECREASE) INCREASE IN CASH	17,352	(16,719)	36,224	2 ,827,174

CASH - BEGINNING OF PERIOD	23,500	40,852	40,852	24,133
CASH - END OF PERIOD	$40,852	$24,133	$77,076	$2,851,307

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$149,745	$162,648	$73,140	$90,788
Cash paid for income taxes	$-0-	$-0-	$-0-	$-0-

NON CASH FINANCING AND INVESTING ACTIVITIES:
Note Payable issued for equipment	$-0-	$-0-	$-0-	$162,250

See accompanying notes to the consolidated financial statements.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:

During the three months ended January 31, 2005, the Company acquired $162,250 of equipment through the assumption of long-term debt.

During the three months ended January 31, 2005, the Company realized a gain on involuntary conversion of $105,841 of which $121,569 of the proceeds to be received was included in other assets .

At October 31, 2004, the Company had accrued $18,000 for a matching contribution to its 401(k) plan for 2004. During 2004 the Company settled its 2003 accrual by issuing 75,172 shares of its common stock under the plan.

During the year ended October 31, 2004, the Company acquired $158,813 of equipment through the assumption of capital lease liabilities.

At October 31, 2003, the Company had accrued $18,900 for a matching contribution to its 401(k) plan for 2003. During 2003 the Company settled its 2002 accrual by issuing 116,549 shares of its common stock under the plan.

See accompanying notes to the consolidated financial statements.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization and Description of Business
Bio-Lok International, Inc. (Bio-Lok or the "Company") manufactures and distributes the "Bio-Lok Precision Dental Implant System.” The Company holds several patents and its products are sold world wide. Domestic marketing and sales activities are direct to clinicians and institutions; internationally via Distributors and Subsidiaries to clinicians and institutions. The Company's products are subject to various United States and international regulatory laws that restrict their sale to licensed medical practitioners and distributors. The Company manufactures its products in a Federal Drug Administration (FDA) registered facility, and is ISO 9001, EN 13485:2001 and Annex II Certified. The Company guarantees and warrants its products, subject to certain restrictions and requirements. As a result of minimal returns, the Company at present does not maintain reserves for product warranties.

(B) Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries (Micro-Lok Mexico S.A. and Bio-Lok Int’l. Pty. Inc., and Micro-Lok Chile, S.A. which is 51% owned). All significant intercompany balances and transactions have been eliminated in consolidation. Foreign currency translation gains or losses arising from the consolidation are not recorded, as they are immaterial to the financial statements as a whole.

(C) Use of Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results may differ from those estimates.

(D) Shipping Costs
All products sold are shipped FOB Bio-Lok International Inc., charged to customers and included in gross revenue. Shipping charges are expensed to Cost of Goods Sold. All other shipping charges incurred by the Company are expensed.

(E) Cash
Cash includes cash on deposit at financial institutions.

(F) Reclassification
Certain amounts from prior periods have been reclassified to conform to the current year presentation.

(G) Inventory
Inventory is stated at the lower of cost or market using the first-in first-out method. Inventory, which is not expected to be sold in one year, is classified as long term.

Finished goods inventory consists of a wide variety of products for sale to satisfy a market that requires specific types and sizes of products for specialized surgical applications and immediate order fulfillment. No back-orders are maintained, generally product ordered is shipped the same day for domestic accounts and within 3 days for international accounts.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(H) Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (five to twelve years). Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining useful life of the asset or the remaining term of the lease. Expenditures for maintenance and repairs are expensed as incurred.

(I) Patents
The Company accounts for product and process patents by capitalizing the costs associated with registration of the patent and other unrecovered costs of a successful legal suit. Patents are amortized over the lesser of 20 years or the estimated useful life of the patented product or process.

(J) Advertising Expense
Costs incurred for producing and communicating advertising of the Company are charged to operations as incurred. Advertising expenses, including promotional expenses, for the year ended October 31, 2004 and 2003 was $137,774 and $40,809, respectively.

(K) Impairment of Long-Lived Assets
In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposition of Long-Lived Assets”, long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell the assets.

(L) Research and Development Costs
Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were $300,471 and $131,177 in fiscal years 2004 and 2003, respectively.

(M) Stock Options and Warrants
In accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, ("SFAS 123"), the Company has elected to account for substantially all stock options issued to employees under Accounting Principles Board Opinion No. 25, ("APB 25"), and related interpretations. The Company accounts for stock options issued to consultants and for other services in accordance with SFAS 123. Beginning in November 2002, the Company elected to account for all employee options under SFAS 123.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(N) Treasury Stock
Treasury stock is accounted for by the cost method. Issuance of treasury shares is accounted for on a first-in, first-out basis. Differences between the cost of treasury shares and the re-issuance proceeds are charged to additional paid-in capital. During the year ended October 31, 2002, the Company acquired 17,327 shares of its common stock in exchange for satisfaction of $7,277 in accounts receivable. No gain or loss was recognized. No treasury shares have been reissued as of October 31, 2004.

(O) Revenue Recognition
The Company recognizes revenues when goods/products are shipped. Returns and allowances are recorded as goods/products are returned and offset as a credit/reduction to revenues.

(P) Per Share Data
Basic net income (loss) per common share is computed based on the weighted average common shares outstanding during the year as defined by Statement of Financial Accounting Standards No. 128, "Earnings Per Share", ("SFAS 128"). Diluted net income per common share is computed based on the assumed exercise of stock options and warrants, if dilutive.

The following represents reconciliation from basic to diluted earnings per share:

	As of October 31,		April 30,
	2003	2004	2005
Numerator:
Income (Loss) to common shareholders	$9,304	$51,537	$(34,190)

Denominator:
Weighted average common shares outstanding	6,820,355	7,218,264	9,937,009
Assumed exercise of stock options	1,535,000	2,473,318	-0-
Diluted weighted average common shares outstanding	8,355,355	9,691,588	9,937,009

Basic earnings per common share	$-	$.01	$.00
Diluted earnings per common share	$-	$.01	$.00

(Q) Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments”, (“SFAS 107”), requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amounts of the Company's financial instruments, including accounts receivable, accounts payable and accrued liabilities, and notes and loans payable approximates fair value due to the relatively short period to maturity for these instruments.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(R) Segment Accounting
Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, (“SFAS 131”), requires that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. It requires reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts in the enterprise’s general-purpose financial statements. It requires that all public business enterprises report information about the revenues derived from the enterprise’s products or services (or groups of similar products and services), about the countries in which the enterprise earns revenues and holds assets, and about major customers regardless of whether that information is used in making operating decisions. However, this Statement does not require an enterprise to report information that is not prepared for internal use if reporting it would be impracticable. (See Note 15 for the Company’s percentage of sales to various geographical areas.)

The Company has only one product line consisting of its “Bio-Lok Precision Dental Implant System”, which is sold both domestically and internationally. It is practical to report by geographic area net sales only, which has been included within this report. The Company does not allocate assets and expenses between segments because assets and expenses are used in more than one segment and any allocation would be impractical.

(S) Unaudited Interim Consolidated Financial Information
The accompanying interim consolidated financial statements of the Company as of April 30, 2005, and for the six months ended April 30, 2004 and 2005, are unaudited. Certain information and note disclosures normally included in financial statements pepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the SEC relating to interim financial statements. In the opinion of management, all adjustments (consisting of normal and recurring adjustments) necessary for the fair statement of the financial position and the results of operations and cash flows have been included in such unaudited consolidated financial statements. The results of operations for the six months ended April 30, 2005, are not necessarily indicative of the results to be expected for any future interim period or for the year ending October 31, 2005.

(T) Recent Accounting Pronouncements
In December 2004, the FASB issued SFAS No. 123R “Share-Based Payment” (“SFAS 123R”), a revision to SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), and superseding APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Adoption of the provisions of SFAS 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Statement is effective for us beginning in our fourth quarter of fiscal 2005.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2004, the FASB issued SFAS 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 . The Statement amends the guidance of ARB No. 43, Chapter 4, Inventory Pricing , by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Statement is effective for us beginning in fiscal 2006.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. In September 2004, the FASB issued FASB Staff Position EITF 03-01-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-01 to investments in securities that are impaired; however, the disclosure requirements are effective for annual periods ending after June 15, 2004. The adoption of the disclosure provisions of EITF 03-01 did not have a material effect on Sanmina-SCI's results of operations or financial condition.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments for with Characteristics of both liabilities and equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The requirements of this Statement apply to issuers’ classification and measurements of freestanding financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. For nonpublic entities, mandatorily reemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003.

Management does not expect the impact from these pronouncements to have a material impact on the Company’s consolidated financial position or results of operations.

NOTE 2  ACCOUNTS RECEIVABLE

Accounts receivable outstanding consisted of the following:

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of October 31,		April 30,
	2003	2004	2005
Accounts receivable, gross	$1,047,394	$1,162,823	$1,695,858
Less: Allowance for doubtful accounts	45,869	58,936	74,542
Accounts receivable, net	$1,001,525	$1,103,887	$1,621,316

The Company maintains an allowance for doubtful accounts based on management’s analysis of historical customer collections and risk (See Note 14).

NOTE 3  INVENTORY

Inventory consisted of the following:

	As of October 31,		April 30,
	2003	2004	2005
Raw materials	$21,410	$23,653	$26,010
Tooling	1,936	-0-	-0-
Work in process	634,424	511,720	623,721
Finished goods at foreign subsidiaries	-0-	185,021	211,561
Finished goods	1,381,551	1,424,559	1,434,440
	2,039,321	2,144,953	2,295,732
Less: Inventory classified as long-term	159,816	80,989	102,569
Total current inventory	$1,879,505	$2,063,962	$2,193,163

NOTE 4  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of October 31,		April 30,
	2003	2004	2005
Office equipment	$94,931	$124,904	$114,348
Machinery and equipment	681,927	776,068	1,390,516
Capital leases	541,675	523,262
Computer equipment	199,458	253,984	234,765
Leasehold improvements	65,101	149,318	163,953
	1,583,092	1,827,536	1,876,596
Less accumulated depreciation	456,258	603,006	613,863
	$1,126,834	$1,224,530	$1,299,638

Depreciation expense for the years ended October 31, 2004 and 2003 was $165,823 and $141,546, respectively.

NOTE 5  PATENT AND REGISTRATION EXPENSES

Patent expenses for attorneys’ fees and related registration costs and other unrecovered costs of a successful legal suit consisted of the following:

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of October 31,		April 30,
	2003	2004	2005
Patents & Registration Expenses	$122,616	$230,206	$230,243
Less: accumulated amortization expense	7,472	22,618	27,687
	$115,144	$207,608	$257,930

Amortization expense on patents and registration expenses for the year ended October 31, 2004 and 2003 totaled $15,146 and $6,126, respectively.

NOTE 6  REVOLVING LOANS PAYABLE

The following schedule reflects revolving loans payable:

	As of October 31,		April 30,
	2003	2004	2005
On November 26, 2001, the Company executed a revolving loan agreement with CommerceBank, N.A., for a maximum loan amount of $1,500,000, which effective March 26, 2003 was increased to $2,000,000. The Company pledged essentially all of its assets as collateral to secure the loan arrangement and the revolving loan is guaranteed by the EximBank. The interest rate is the prime rate in effect plus 2.0%. At October 31, 2004, the effective rate was 6.75%. Effective December 30, 2004, the loan has been extended to December 31, 2005. Additionally, to provide added security to the Bank for the above revolving loan, the Company has obtained EximBank credit guarantees on select international receivables at a cost of $.80 per $100 as invoices are issued and reported.
	$1,738,704	$1,872,432	$1,513,289

On July 15, 1999, the Company entered into a $35,000 line of credit agreement with Sovereign Bank. The agreement calls for an interest rate based on the bank’s prime rate plus 1.50%. At October 31, 2004, the effective rate was 6.25%. The loan is a demand loan and calls for annual reviews.	27,000	27,000	27,000
	$1,765,704	$1,899,432	$1,540,289

The Company’s revolving loan agreement contains various loan covenants. At October 31, 2004, the Company was in compliance with these covenants. The Company has received an extension of the loan from its bank through December 31, 2004. The Company has entered into a new credit agreement with its Bank effective December 30, 2004. (See Note 18 - Subsequent Events)

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7  NOTES AND LOANS PAYABLE

The following schedule reflects notes and loans payable:

	As of October 31,		April 30,
	2003	2004	2005
On January 20, 2005, the Company entered into a promissory note collateralized by two (2) Nomura SB II CNC machines with Diamond Financial at an interest rate of 9.9%. The note is paid back over 48 months at principal plus interest.	$-0-	$-0-	$149,121

On November 26, 2001, the Company entered into a promissory note collateralized with existing equipment with CommerceBank N.A. at an interest rate of 7.5%. The note requires payments of interest only for the initial 12 months and interest plus principal for the remaining 48 months from December 2002 through November 2006. At October 31, 2003, this note was classified as a current liability due to loan being tied to the revolving loan detailed under Note 6. which anniversary date was December 31, 2003.	231,250	156,250	118,750

Chapter XI bankruptcy settlement obligations under the Amended Plan of Reorganization dated February 12, 1997, with aggregate monthly payments due to the creditors as determined by the payment schedules incorporated into the agreement, including interest at 9%. The Company is in arrears on some payments due to general unsecured creditors under the plan of reorganization primarily because of the Company’s inability to locate and forward payments to those creditors. These payments are included in the current portion of notes and loans payable. As of the date of this report, no actions have been presented to the Company relating to non-payment of the missing creditors under the plan of reorganization.
	176,093	149,713	149,713

TOTAL	$407,343	$305,963	$417,584
Less: Current Portion of Long Term Debt	-0-	224,713	251,980
Long Term Debt	$407,343	$81,250	$165,604

The Company's Long-term debt agreements contain various Loan covenants. As of October 31, 2003, the Company was not in compliance with these covenants, hence the note payables are classified as short-term. The Company has received a waiver in writing from its bank for all loan covenants through April, 29, 2004, the annual review date of the relationship.

Required payments of principal on notes and loan payable, including current maturities, are as follows as of October 31, 2004:

Year	Amount
2005	$224,713
2006	75,000
2007	6,250
$305,963

Interest expense for the years ended October 31, 2004 and 2003 was $162,648 and $149,745, respectively.

NOTE 8  RELATED PARTIES

Related party transactions consist of advances to the Company from stockholders in the form of using personal credit cards for the purchase of goods and services. As of October 31, 2004 and 2003 the outstanding balance was $-0- and $2,294, respectively, for amounts due to stockholders for the use of their personal credit cards.

NOTE 9  INCOME TAXES

For the year ended October 31, 2003, taxable net income has been adjusted to remove the gain from involuntary conversion of fixed assets due to a fire loss that is not recognized for tax purposes. Income tax expense (benefit) for the years ended October 31, 2004 and 2003 is summarized as follows:

	2003	2004
Deferred:
Federal	$(32,975)	$29,278
State	2,777	5,167
Change in valuation allowance	30,198	(34,445)
Income tax expense (benefit)	$-	$-

The Company’s tax expense (benefit) differs from the “expected” tax expense for the years ended October 31, 2004 and 2003 (computed by applying the Federal Corporate tax rate of 37.63 percent to income before taxes) as follows:

	2003	2004

Computed “expected” tax expense	$3,163	$17,523
State income tax (benefit) - net of federal tax benefit	1,833	3,322
Non deductible expenses	14,003	13,600
	$18,999	$34,445

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows at October 31:

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2003	2004

Deferred tax assets:
Provision for doubtful accounts	$-	$22,178
Depreciation	34,641	(34,155)
Stock based Compensation	-	68,572
Net operating loss carryforward	456,353	399,954
Total gross deferred tax assets	490,994	456,549

Less valuation allowance	(490,994)	(456,549)
Net deferred tax assets	-	-
Net deferred tax asset (liability)	$-	$-

As of October 31, 2004, the Company had net operating loss carryforwards of $1,062,860, for income tax purposes, available to offset future taxable income expiring on various dates beginning in 2022.

NOTE 10  COMMITMENTS AND CONTINGENCIES

(A) Consulting Agreements
On August 28, 2000, the Company entered into a consulting agreement with a former stockholder of Orthogen Corporation, which was acquired in March 2000 and is primarily engaged in research and development of certain technology, which the Company anticipates bringing to market. The agreement is for a five-year period and is renewable. Compensation is stated at $26,000 per year plus expenses, but is subject to review annually by the Board of Directors. The agreement also grants the consultant an option for 300,000 shares of common stock. The options are to be issued upon the reaching of certain milestones by Orthogen. To date, the first milestone had been met and 100,000 of the Option was issued in common stock in 2003 (See Note 13(A)).

(B) Employment Agreements
On November 1, 1997 (the "Effective Date"), the Company entered into three employment agreements (the "Agreements") with executives (the "Employees") of the Company. The Employees were engaged as President and Chief Executive Officer ("CEO"), as Vice President - Finance and Chief Financial Officer ("CFO") and as Director of International Sales & Marketing (“VP”) of the Company (today VP Marketing & Sales). The Agreements were established for terms of five years, four years, and two years, respectively, from the Effective Date for the CEO, CFO and VP, respectively, and automatically renews annually for a term of five years, four years, and two years, respectively. The Agreements contain a confidentiality and a non-compete clause. As consideration for the Employees' performances, the Company agreed to pay as of the original contract date an annual base salary which has been adjusted by the Company’s Board of Directors on an annual basis as detailed in the Company’s annual meeting proxy statement. In addition, the Company agreed to award the Employees an annual bonus of not less than 10% of their respective base salaries. At the discretion of the Employees, the portion of the Employees' salaries and bonuses that are not taken during a given employment year will be paid in shares of the Company's common stock at a value equal to the Company's net worth divided by the number of shares issued and outstanding.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2000, the Company entered into an employment agreement with an officer of Orthogen Corporation. The agreement specifies an annual base salary which is reviewed annually by the Board of Directors and may be adjusted as detailed in the Company’s annual meeting proxy statement with a 10% bonus. The agreement also granted an option for 300,000 shares of common stock as an added incentive to remain with the Company. The options are to be issued upon the reaching of certain milestones by the Orthogen. To date, the first milestone had been met and 100,000 of the Option was issued in common stock in 2003 (See Note 13).

(C) International Distributor Agreements
The Company enters into distributor agreements (the "Agreements") with all its foreign distributors (the "Distributors"). The Agreements are established for a term of three to five years and renew automatically after the initial term, unless canceled in writing by either party at least 120 days prior to expiration. The Agreements may be terminated earlier by the Distributors with or without cause upon ninety days written notice and by the Company upon sixty days notice in case the Distributors did not meet the specific requirements stipulated in the Agreements. Under the terms of the Agreements, the Company grants to the Distributors the exclusive right to sell to customers the Company's product line in a specific territory. As of October 31, 2004 the Company had fourteen (14) contracts enforce.

(D) Capital Lease Agreements
The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of October 31, 2004:

Year	Amount
2005	$89,072
2006	51,396
2007	46,913
2008	46,913
2009	19,246
Total minimum lease payments	253,540
Less - amount representing interest	60,114
Subtotal	193,426
Less - current portion of capital lease obligations	68,810
Capital lease obligations, less current portion	$124,616

(E) Operating Lease Agreements
The Company leases corporate office and manufacturing space under operating leases. The leases expire at various dates through February 2007. Future minimum lease payments for the operating leases are as follows at October 31, 2004:

Year	Amount
2005	$134,260
2006	134,260
2007	40,403
$308,923

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Rent expense under the operating leases for the years ended October 31, 2004 and 2003 was $113,383 and $94,221, respectively.

(F) Royalty Agreement
Pursuant to a settlement agreement, the Company is obligated to make royalty payments to a general creditor for the Company's continued sale of certain dental implant products. These payments are to continue for a period of ten years following confirmation of the Company's Amended Plan of Reorganization dated February 12, 1997. Payments will be made based upon a schedule as stipulated in the settlement agreement up to a maximum of 2% of the total net sales of certain products as defined in the settlement agreement. The Company expensed $105,409 and $89,606 for royalties under this agreement for the years ended October 31, 2004 and 2003, respectively.

Pursuant to a License Agreement entered into with The New Jersey Center and Medical Devices Consortium, the Company is obligated to make royalty payments for the grant of a license for a certain laser technology applied to dental products manufactured by the Company. Royalty payments commenced with 2002 and each year thereafter with a minimum payment of $15,000 for 2002, $20,000 for 2003, and $25,000 each year thereafter; additionally, once product is sold into the marketplace the Company is to pay 2% of net sales on product sold with the technology and 5% on any license issued net of any minimums paid.

(G) Gain Contingency
In July 2001, a fire occurred at the Company’s manufacturing facilities that destroyed a significant amount of machines, equipment and inventory. The Company had insurance for the “replacement value” of the destroyed equipment as well as business interruption (“BI”) insurance. While the equipment has been replaced in 2001 the BI insurance was settled in 2004. (See Note 16).

NOTE 11  401(K) PLAN SUMMARY

The Company set up and initiated a retirement 401(k) Plan effective 1/1/97 (the “Plan”). The Plan originally was managed by Prudential and was transferred to Smith Barney Plan Services effective April 1998. The Plan is open to all employees that have reached the age of 21, have completed 90 days of service and are employed for 32 or more hours per week. Participants can contribute from 1% to 15% of pay subject to maximums as prescribed by the IRS. Matching contributions are discretionary and must be designated by the Board of Directors on a yearly basis. New participants vest 33%, 66% and 100% in their first, second and third year of employment for any matching contributions.

The Board of Directors approved the issuance of a matching contribution since 2001. Contributions awarded total 50% of the first 10% of contributions by a participant. The cost to the Company was 75,172 and 116,549 shares of the Company’s common stock having a fair value of $17,290 and $17,482 for 2004 and 2003, respectively. The award for 2004 has been accrued and is expected to be issued in early 2005.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12  STOCKHOLDERS’ EQUITY

(A) Authorized Common and Preferred Stock
On May 2, 2002, the Company amended its certificate of incorporation to 20,000,000 authorized shares of $.01 par value common stock and 500,000 authorized shares of $.75 par value preferred stock. All share and per share information in the financial statements herein give effect to these capital stock transactions.

(B) Stock Issued for Services
In January 2005 the Company was requested to exercise 20,000 of Options at a price of $.10 per share. Options were issued January 2002 for services rendered.

March 2, 2005 the Private Placement was closed and 5,000,000 common stock shares are being issued at a cost of $.75 per share. The Company realized $3,447,000, net of $303,000 of expenses.

During fiscal year 2004, the Company issued 166,172 shares of common stock for $66,100. 91,000 shares of common stock were issued for services rendered and 75,172 shares of common stock were issued to the Bio-Lok 401(k) Plan as a matching contribution for the years ended 2003. The issued shares of common stock were valued at the fair market value on the date of grant based on the concurrent cash-offering price.

During fiscal year 2003, the Company issued 490,549 shares of common stock or $75,992 to a number of employees, officers, and directors for services rendered; 116,549 shares of common stock or $17,482 to the Bio-Lok 401(k) Plan as a matching contribution for the years ended 2002; 200,000 shares of common stock for contractual milestones achieved by individuals related to the acquisition of Orthogen Corp. in 2000; 90,000 shares of common stock to Directors for services in 2002 and 2003; 54,000 shares of common stock to clinicians for services; 10,000 shares of common stock for the exercise of a Purchase Warrant Option; and, 20,000 to an employee as a part of a promotion. The issued shares of common stock were valued at the fair market value on the date of grant based on the concurrent cash-offering price.

NOTE 13  STOCK OPTIONS AND WARRANTS

Stock Options Granted Under Employment and Consulting Agreements
During 2002 and prior, the Company granted stock options to certain employees and consultants. A number of the options had been issued when the Company had a negative net worth and prior to its stock trading. Stock issued to employees has been recorded at intrinsic value in accordance with APB 25 and options issued to third parties and clinicians have been recorded at fair market value as calculated using the Black Scholes model in accordance with SFAS 123. The proforma disclosure on net income, had the Company used the fair value based method of accounting for its stock options granted in 2002 and 2001 and charged operations over the option vesting periods based on the fair value of options at the date of grant, is minimal.

Included in the options granted above are 400,000 options issued as a part of the acquisition of Orthogen Corporation. These options are exercisable only if certain milestones are achieved (See (*) below and Note 10(A) and (B)).

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A qualified plan for employees was issued, presented to stockholders, approved by a majority of stockholders and approved by the Board of Directors. In conjunction with the Plan approval 1,602,000 Options where issued on April 8, 2003, to Officers and employees at market or higher for service from 2000 to 2001, and another 210,000 Options on April 8, 2003, to Directors, Officers and select employees for services in 2002.

The fair market value of each stock option granted to non-employees was estimated on the date of grant using the Black-Scholes Option-Pricing Model in accordance with SFAS 123 assuming: (1) a risk-free interest rate of 5.82% to 6.0%, (2) an expected life of five to ten years, (3) an expected volatility of 101% to 141% and (4) no expected dividends.

A summary of the stock options issued is presented below as of April 30, 2005:

	Number of Options	Weighted Average Exercise Price
Stock Options
Balance at beginning of period	3,377,000	$.28
Exercised	(30,000)	.10
Options - cashless exchange	(2,747,000)	-
Expired	200,000	-
Balance at end of period	400,000	$-
Options exercisable at end of period	-0-	$-

The following table summarizes information about stock options at January 31, 2005:

Options Outstanding				Options Exercisable
Exercise Prices	Number Outstanding at January 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at January 31, 2005	Weighted Average Exercise Price
(*)	400,000	-	-	-	-

(*) Performance based options consisting of 200,000 shares to each of two individuals (aggregating 400,000 shares) that represented the sellers of Orthogen Corporation to the Company; subsequent to the acquisition one individual became an employee and the other a consultant. (See Note 10(A) and (B)).

NOTE 14  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

During fiscal 2004 and 2003, 34% and 42%, respectively, of the Company's total revenues were derived from sales to two customers. The Company's international sales represent approximately 73% and 72% of the total sales for 2004 and 2003, respectively. As of October 31, 2004 and 2003, 48% and 54%, respectively, of accounts receivable were due from four customers (See Note 2). Financial instruments that potentially subject the Company to concentrations of credit risks consist of accounts receivable.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

To insure against losses on the major account concentrations, the Company maintains receivable credit insurance guarantees on its major international accounts. The policy is issued by EximBank and is paid as invoices are issued. As of October 31, 2004 and 2003, $805,276 and $644,252, respectively, of international receivables were insured. Credit limits are individually evaluated and assigned in part by the Company and EximBank. Additionally, credit and country risk is continually evaluated to assess risk and additional collateral and guaranties are requested and/or obtained accordingly.

NOTE 15  SEGMENTS

During fiscal 2004 and 2003, the Company had net sales to Europe, North America, South and Central America and all other areas of approximately 36% and 42%, 28% and 28%, 29% and 24%, and 7% and 6%, respectively.

NOTE 16  GAIN ON INVOLUNTARY CONVERSION AND BUSINESS INTERRUPTION

In July 2001, a fire occurred at the Company’s manufacturing facilities that destroyed a significant amount of machines, equipment and inventory. The Company had insurance for the “replacement value” of the destroyed equipment and inventory, as well as business interruption (“BI”) insurance. The table below shows the amount of insurance claims, the net book value of the assets destroyed, the resulting gain from involuntary conversion and the funds received from the insurance company as of October 31, 2004:

Asset Destroyed	Insurance Claim		Net Book Value	Gain
Manufacturing, equipment & other assets	$1,316,070		$343,088	$972,982
Inventory	161,617		127,642	33,975
BI	75,945	*	-	75,945	*
	1,533,632		$470,730	$1,082,902
Less: proceeds received through October 31, 2004	1,533,632	(A)
	-

(A) Of this amount, $161,617 was received for destroyed inventory, $1,100,285 for destroyed fixed assets, $195,785 for facility repair and restoration services (insurance company paid funds directly on behalf of the Company), and $75,945 for BI which was finally settled and received in 2004. * See Note 10(G)

NOTE 17  LIQUIDITY

The Company’s current ratio increased to 3.09 as of April 30, 2005, from 1.18 as of April 30, 2004, and had an accumulated deficit of $789,559, positive working capital of $4,594,707 and positive stockholders’ equity of $6,011,945.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of April 30, 2005, the Company had $2,851,307 in cash, $914,422 available under its revolving line of credit, $1,621,316 in net accounts receivable, and $2,193,163 in current inventory. The Company had accounts payable, accrued expenses and other payables in the aggregate of $363,376, revolving loans payable of $1,540,289, and notes and loans payable - current and capital leases current of $562,122.

As of March 2, 2005, the Company realized an equity infusion net of closing fees totaling $3,447,000 from the issue and closing of a private placement (see Note 12 Equity - for details).

The Company completed a Private Placement for 5,000,000 shares of common stock on March 2, 2005, for $3.75 million or $0.75 per share. Cost of this placement was $225,000 and the issuance of warrants to purchase 500,000 shares. The financing was led by healthcare venture capital firm Radius Ventures with other accredited institutional and individual investors also participating.

In February 2005 realized $4,500 from the exercise of options. Individuals exercised 30,000 options for the exchange of 30,000 common stock shares at a cost of $.10 and $.25 per share.

In an effort to increase sales, the Company has actively been developing its sales force since 2002. The management plan has improved sales continually. Management plans to continue its efforts to increase sales at a comparable rate for the rest of fiscal year 2005 with expense increases over the prior year for added management and sales staff.

Future financing may not be available on a timely basis, in sufficient amounts or on terms acceptable to the Company. Future financing in the form of equity transactions may result in dilution of equity. Any additional debt financing may contain additional covenants.

The Company anticipates having adequate capital and liquidity for the next 36 months. The Company has capital expenditure commitments to purchase a new CNC machines which will be financed on a 100% loan basis.

During the year ended October 31, 2004, the Company position continued to improve considerably, generating a positive cash flow from operating activities of $242,236 and net income of $51,537, had an accumulated deficit of $755,369, positive working capital of $667,427, and positive stockholders’ equity of $2,004,571. As of the fiscal year-end, the Company had $24,133 in cash, $135,568 available under its revolving line of credit, $1,103,887 in net accounts receivable, and $2,063,962 in current inventory. The Company had accounts payable, accrued expenses and other payables in the aggregate of $395,340, revolving loans payable of $1,899,432, and notes and loans/leases payable - current of $293,523.

On March 26, 2003, the Company entered into a financing arrangement with CommerceBank, N.A. to provide a revolving line of credit facility. Under the facility, CommerceBank, N.A. committed to a revolving loan payable to $2,000,000. This line of credit is an asset based line of credit to finance international accounts receivable and inventory destined for export. The amount available under the line of credit is subject to a monthly borrowing base, as defined in the Agreement. EximBank US is guaranteeing 90% of the loan. Under the facility, CommerceBank, N.A. also committed to a revolving line of credit on domestic receivables in the amount of $250,000, and the amount available under the line of credit is subject to a monthly borrowing base. The interest rate for both of these facilities will be the Wall Street Journal Prime Rate plus two percent and is due monthly. The principal under these lines of credit will be due on demand with an annual financial review date of December 31. The collateral for these facilities will consist of a blanket, first priority UCC-1 lien on all of the Company’s assets. Currently, the line has been extended to December 31, 2004, for finalizing the annual review and signing of an amendment to the line of credit renewing the line to December 31, 2005.

BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 30, 2004, the Company entered into an extension to December 31, 2005, of its current CommerceBank, N.A. and EximBank US insurance support guarantee for international inventory and receivables totaling $2,500,000 up from $2,000,000, a separate domestic receivables credit line totaling $250,000, and the continuation of its existing term debt agreement entered into in 2001 (See Note 7). The Company pledged essentially all of its assets as collateral to secure the loan arrangement and the international revolving loan is in turn 90% guaranteed by the EximBank. The interest rate

Overall net sales increased 15% in 2004. Management plans to continue its efforts to increase sales at an increased rate for 2005 and beyond by expanding both its domestic and international sales and marketing activities.

As reflected in the accompanying financial statements and as of October 31, 2004, the Company had an accumulated deficit of $755,369, a net profit from operations of $138,511 and net cash inflow from operating activities of $242,236, results reflect a considerable change from prior year eliminating the question of the Company’s ability to continue as a going concern.

The Company anticipates an increase in sales volume and potentially raising additional capital during 2005. Management believes that actions presently taken to improve its future operation and increase its sales volume, and current efforts in increasing its line of credit under the revolving loan payable to $2,750,000 providing the opportunity for the Company to continue as a going concern.

If adequate funds are not available either through operations or financing arrangements, the Company may be required to delay or scale back the growth of operations and product and service development efforts. In addition, there is no guarantee that current financing arrangements will continue indefinitely.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)  To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)  Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)  Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g)  A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)  For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)  For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)  The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Article V of our certificate of incorporation provides:

A director of the Corporation shall have no personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware as it may from time to time be amended or any successor provision thereto, or (iv) for any transaction from which a director derived an improper personal benefit.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses payable by us in connection with the offering described in this registration statement will be as follows:

SEC Registration Fee *	$
Printing expenses *
Accounting fees and expenses *
Legal fees and expenses (including blue sky services and expenses) *
Transfer Agent and Registrar fees *
Miscellaneous *

Total *	$
The selling stockholders do not share in the expenses of the offering.
* To be completed by amendment.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

The following is a summary of transactions by the Registrant within the last three years involving sales of its securities that were not registered under the Securities Act:

On March 2, 2005, the Company completed the sale of 5,000,000 shares of its common stock at a price of $.75 per share, or an aggregate of $3,750,000, on a private placement basis. The shares were sold to institutional and other accredited investors pursuant to exemptions from registration provided by Regulation D, Rule 506, and Section 4(2) of the Securities Act of 1933. In connection with the placement, the Company’s placement agent, Capitalink, L.C., received a placement fee of $225,000 and warrants for the purchase of 500,000 shares of the Company’s common stock at a price of $.75 per share exercisable for a period of five years expiring March 2, 2010. Each of the purchasers of common stock in the private placement, and the holders of warrants issuable to the placement agent, received registration rights as to the common shares issued in the placement and the common shares underlying the placement agent’s warrants. All purchasers of shares of the Company’s common stock described above represented to the Company in connection with their purchase that they were accredited investors and that they were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and that they could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from registration.

In March 2005, the Board of Directors approved the exercise on a cashless basis of options for the purchase of 3,147,000 shares of common stock issued to nineteen Company employees, including executive officers of the Company, under the Company's 2003 Stock Option Plan for services from 2000 to 2004. All employee options then outstanding were exercised and the Company issued 2,747,000 shares of common stock to those employees,. The options had been fully expensed prior to the date of their exercise. The options, and the common stock issued upon their exercise, were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

During fiscal year 2004, the Company issued 166,172 shares of common stock for $66,100, valued at prevailing market prices. Of these shares of common stock, 91,000 shares were issued to nine persons for services and 75,172 shares were issued to eleven persons pursuant to the BioLok 401(k) Plan as a matching contribution for the year ended 2003. All of these shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

During fiscal 2003, the Company issued 490,549 shares of common stock for $75,992, valued at prevailing market prices, to employees, officers, and directors for services. Of these shares 116,549 shares of common stock were issued pursuant to the BioLok 401(k) Plan as a matching contribution for the years ended 2002; 200,000 shares were issued for contractual milestones related to the acquisition of Orthogen Corporation in 2000; 90,000 shares were issued to Directors for services in 2002 and 2003; 54,000 shares were issued to clinicians for services; 10,000 shares of common stock were issued upon the exercise of a stock purchase option; and 20,000 shares were issued to an employee as a part of a promotion. The options, and the common stock issued upon their exercise, were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description
2.1	Stock Purchase Agreement dated March 15, 2000, among Harold Alexander, John Ricci, Harriet Naiman, Margaret Miller and BioLok International Inc. *
3.1	Certificate of Incorporation (1)
3.2	By-Laws (1)
3.3	Certificate of Amendment of Certificate of Incorporation dated December 12, 2000 (2)
3.4	Certificate of Amendment of Certificate of Incorporation dated May 1, 2002 *
4.1	Specimen Common Stock Certificate *
4.2	Form of Placement Agent’s Warrant *
5.1	Opinion of Siegel, Lipman, Dunay & Shepard, LLP **
10.1	Stock Compensation Plan 2002 (3)
10.2	Employment Agreement of Bruce L. Hollander *
10.3	Employment Agreement of Ingo K. Kozak *
10.4	Employment Agreement of Patricio Nilo *
10.5	Clinical Trial Agreement dated August 19, 2003, by and between BioLok International Inc. and New York University College of Dentistry *
10.6	Investment Banking Agreement between Capitalink, L.C., and BioLok International Inc. *
10.7	Placement Agent Agreement between Capitalink, L.C., and BioLok International Inc. *
14.1	Code of Ethics *
21.1	Subsidiaries of the Registrant *
23.1	Consent of Daszkal Bolton, LLP *
23.2	Consent of Siegel, Lipman, Dunay & Shepard, LLP (Included in Exhibit 5.1)
_____________
*	Filed herewith.
**	To be filed by amendment.
(1)	Previously filed as Exhibit 3.1 to Form S-8 filed on September 23, 1988, and incorporated herein by reference.
(2)	Previously filed as Exhibit 3.2 to Form 10-KSB filed on February 5, 2001, and incorporated herein by reference.
(3)	Previously filed as Exhibit 10.1 to Form S-8 filed on February 28, 2002, and incorporated herein by reference.

ITEM 28.  UNDERTAKINGS

(a)   The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Deerfield Beach, Florida, on the 30th day of June, 2005.

Date: June 30, 2005	By:	/s/ Bruce L. Hollander
Bruce L. Hollander
Chief Executive Officer, President and Chairman of the Board

Pursuant to the requirements of the Securities act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bruce L. Hollander	Chief Executive Officer, President	June 30, 2005
Bruce L. Hollander	and Chairman of the Board

/s/ Ingo K. Kozak	Vice President-Finance and Administration,	June 30, 2005
Ingo K. Kozak	Chief Financial Officer and a Director

/s/ Neil H. Smith	Director	June 30, 2005
Neil H. Smith

/s/ Harold Weisman	Director	June 30, 2005
Harold Weisman

/s/ Daniel C. Lubin	Director	June 30, 2005
Daniel C. Lubin

/s/ Cary A. Shapoff	Director	June 30, 2005
Cary A. Shapoff